UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

ALTEK POWER CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1004 - 1708 Dolphin Avenue
Kelowna, British Columbia, Canada, V1Y 9S4
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital of common stock as of:
September 30, 2002 was
51,140,514

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

  Yes [  ]  No [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

  Item 17 [X]  Item 18 [  ]

TABLE OF CONTENTS

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   Directors and Senior Management

The following table sets forth information concerning each of the directors and executive officers of the Company as of September 30, 2002:
Name	Position(s) held with Company	Served as Director/Officer Since
W. Gerald Mazzei	Chairman of the Board, Director	June 28, 1997
Byron P. Loewen	President, Chief Executive Officer, Director	February 26, 1996
Gerald B. Caul	Chief Operating Officer, Secretary, Director	April 22, 1998
Rod Reum	Chief Financial Officer	December 1, 2000
John R. Cousins	Director	May 29, 2001

B.  Advisors - The information for this Item is not required to be disclosed in the Company's jurisdiction.

C.  Auditors - The Company's Auditors are Watson, Dauphinee & Masuch, Chartered Accountants, of #420-1501 West Broadway, Vancouver, British Columbia, they were first appointed on June 26, 1998.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

The information for this Item is not required to be provided for Registration Statements Form 20-F filed under the Securities Exchange Act of 1934.

ITEM 3.  KEY INFORMATION

A.  Selected Financial Information
For the Year December 31	2001	2000	1999
Revenues	355,471	754,056	11,820
Loss From Operations	927,073	511,535	1,318,172
Loss For The Year	1,123,600	652,580	567,887

Loss Per Share	.03	.03	.03
Total Assets	3,662,004	1,688,860	1,667,286
Net Assets	3,012,434	(406,149)	(504,147)
Capital Stock	14,969,981	10,427,798	9,677,220
Share Capital Outstanding	46,741,514	26,015,472	21,021,348
US Average Exchange rate	1.54904	1.48526	1.48586

Exchange rates for the previous six months:
Month	Sept.	Aug.	July	June	May	April
High	1.6028	1.5727	1.5530	1.5966	1.6055	1.592
Low	1.5601	1.5276	1.5024	1.5103	1.5489	1.550

US Average exchange rate for September 30, 2002 was 1.5785.

The financial data for the years ended 1998 and 1997 have been omitted as they relate to discontinued operations of the Company.

B.  Capitalization and Indebtedness

The Company has 51,140,514 shares outstanding as at September 30, 2002 at a capitalized amount of $15,631,381. As at September 30, 2002 the Company has capital lease obligations in the amount $29,939 and unsecured promissory notes due of $353,072.

The Company has recorded liabilities of $147,778 relating to debts potentially assumable by the Company from its former subsidiary, Interior Mill Equipment (1985) Ltd. No claims were made against the Company in 2001 or 2002 by IME's creditors.

C.  Reasons for the Offer and Use of Proceeds

The information for this Item is not required to be provided for Registration Statements Form 20-F filed under the Securities Exchange Act of 1934.

D.  Risk Factors

The securities of the Company are highly speculative. A prospective investor or other person reviewing the Company should not consider an investment unless the investor is capable of sustaining an economic loss of the entire investment. Certain risks are associated with the Company's business including the following:

1.  The Company will require additional financing to continue to market its technology and there can be no assurance that the Company will be able to obtain such financing.

2.  The Company is dependent on its management team's ability to promote and sell the Company's products. If any of the management personnel should leave the Company, such a departure would have serious consequences on the Company's ability to continue to promote and sell its products.

3.  The Company's products have a uniqueness, which provides a certain level of market appeal. However, there is no assurance that the Company's products will continue to be competitive.

4.  In order to maintain a competitive edge, the Company must continue to aggressively market its product and supply quality products and services at competitive prices. There are no assurances that the Company's current marketing plan will achieve this goal. If the Company is unable to implement a suitable marketing plan, the Company may lose its competitive edge.

5.  There are no assurances that the Company will remain competitive with its competitors or, that other technology-based corporations with greater financial resource than the Company will not enter the waste wood recycling market.

6.  The success of the Company's business depends heavily on the ability, skill and knowledge of the Company's management team. There is no guarantee that the Company's business will succeed in the future and, accordingly, there is no guarantee that the Company will be able to provide a return on investment to investors herein either by way of a dividend or by way of a capital appreciation of any equity securities received by an investor. Based on the foregoing, a purchase of the securities herein should be considered a highly speculative investment.

7.  The market price of the Common Shares may be highly volatile and could be subject to wide fluctuations in response to variations in operating results by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors.

8.  The Company's business may be affected by other factors beyond its control, such as economic rescession and aggressive pricing policies of its competitors.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

The Company was formed (under the name Suntec Ventures Limited) under the laws of the Province of British Columbia by the amalgamation on January 27, 1986 of Suntec Ventures Limited, originally incorporated on August 29, 1979 and Surinam Resources Ltd., originally incorporated on October 17, 1979. On May 19, 1987 the name of the Company was changed to Consolidated Suntec Ventures Ltd. On October 3, 1990, the Company changed its name from Consolidated Suntec Ventures Ltd. to Vortex Energy Systems Inc. Effective April 8, 1987, the Company consolidated its shares on the basis of four old shares of the Company for one new share. On September 16, 1994 the Company changed its name from Vortex Energy Systems Inc. to Autumn Industries Inc. and consolidated its shares on the basis of five old shares of the Company for one new share of the Company. On March 7, 2001 Autumn Industries Inc. changed its name to Altek Power Corporation.

The Head Office of the Company is located at 1004-1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4, and the telephone number is (250) 717-3707. The address for service and registered and records office of the Company is located at Suite 1200, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

The first non-exempt distribution of securities by the Company was by way of Prospectus with an effective date of February 20, 1991 on which date the Company became a reporting issuer in the Province of British Columbia.

The Company is a reporting issuer in the Provinces of Alberta and British Columbia. All common share of Altek Power Corporation trade on the TSX Venture Exchange ("TSX") formerly the CDNX. The Common Shares are listed for trading in Canada on the TSX under the symbol "APK".

The TSX is the result of the merger of the Vancouver Stock Exchange ("VSE") and the Alberta Stock Exchange ("ASE"). All companies listed on the VSE or the ASE at November 26, 1999 were listed on CDNX as at November 29, 1999. The TSX Venture is a part of the TSX Group which includes, The Toronto Stock Exchange, TSX Markets and TSX DatalinxTM.

The Company has four subsidiaries, which are wholly-owned, as follows:

(1)  Altek Independent Power Corp., which is wholly-owned by the Company, is an independent power producer. This subsidiary owns and operates Altek's Willesden Green Electrical Generation Facility. The Company's wholly owned subsidiary, Autumn Independent Power Corporation ("AIPC") was incorporated under the laws of the Province of Alberta on November 25, 1999. AIPC underwent a name change on March 21, 2001 and is now Altek Independent Power Corp. AIPC was formed as an independent power producer and is a participant member in the Power Pool of Alberta. This company operates out of the offices of the Company in Kelowna, British Columbia.

(2)  Altek Power Corporation (Nevada), which is wholly-owned by the Company, is the Company's American division. This is in the process of purchasing a subsidiary of American Electric Power, AEP Gas Power Systems, which assembles and distributes the Innovator Genset. Altek Power Corporation (Nevada) was incorporated in the Sate of Nevada on March 16, 2001.

(3)  Altek-Texas Power Inc., which is wholly-owned by the Company owns all permits, lands, and authorities for the development of an electrical power project in Fort Macleod, Alberta, Altek-Texas Power Inc. was incorporated in the Province of Alberta on March 28, 2001.

(4)  Hotab North America Inc., which is wholly-owned by the Company, manufactures, supplies and installs a wide range of advanced combustion and energy recovery systems. Hotab North America Inc. was incorporated under the laws of the Province of British Columbia on April 1, 1998. This company operates out of the offices of Altek in Kelowna, British Columbia.

Unless the context otherwise requires, references herein to the "Company" or "Altek" include these four wholly-owned subsidiaries.

B.  Business Overview

The Company is in the business of designing, constructing, operating and owning electrical generation facilities. The Company is presently focused on the Alberta market due to Alberta's policy of deregulation, which was implemented in January, 2001.

The Province of Alberta currently has access to approximately 7,800 peak megawatts (MW) of electricity, of which approximately 10% comes from neighboring jurisdictions British Columbia and Saskatchewan. Alberta anticipates a further 3,442 MW will be required by the year 2005 (Frontier Economics, Inc., IPPSA Conference, March, 2001). BC and Saskatchewan are both connected to the US power grid and have the ability to sell power to the USA at 3-5 times current prices available in Alberta. Power demand is dangerously approaching maximum supply and deregulation of the electrical market has created an opportunity for Independent Power Producers ("IPP"s) to augment the power supply by selling power to the Alberta Power Pool. In order for a company to qualify as an IPP, compliance with several issues and standards set by the Alberta Energy Utilities Board ("AEUB") are required. Altek Independent Power Corp. ("AIPC") was established as an IPP in November of 1999 and became the first producer of electricity from flare gas, which is being sold to the Alberta Power Pool. This was accomplished by acquiring the power generation facility known as Willesden Green, located at Rocky Mountain House, Alberta. This plant has been operating continuously since December of 1999 and produces approximately .825 MW of power per hour.

Presently, the Company has signed a Memorandum of Understanding with the Town of Fort Macleod in Southern Alberta to generate up to 100 MW's of electricity on a 10-acre site purchased by the Company from the town. The Company has received a development permit and it is anticipated that the first phase of the project will provide for electrical generation of between 55 & 65 MW's. The first phase is planned for commissioning in 2003 and it is anticipated that the second phase will be commenced shortly thereafter.

The Company is also evaluating additional projects both in the Province of Alberta and elsewhere.

Fueling of the power plants comes from the following sources: Flare Gas, Stranded Gas and Pipeline Gas.

Flare Gas has become of serious concern in the Province of Alberta. Flares are environmentally unfriendly, because of the air pollution created, thus the government is demanding a reduction in the amount of flaring. For many oil producers this impacts negatively on the amount of oil production allowed. Utilizing the flare gas as a source of fuel for an electrical generation plant, such as the Company has done at Willesden Green, is not only beneficial to the producer and to the Company but is also beneficial to the environment.

Stranded Gas refers to natural gas wells that are discovered when an oil production company drills for oil and finds only natural gas or oil supplies are in limited quantities. Typically, these wells are too far removed from gas pipelines to be tied into the pipeline economically. Without tie in capabilities the value of these stranded wells to the owner are minimized, as they do not produce any revenue. Our business model allows for either the outright purchase of stranded gas wells or a joint venture with the owner thereof. Typically the Company is seeking proven gas reserves of approximately a billion cubic feet of gas with average flow of greater than 330 metric cubic feet per day. Stranded wells with these reserves allow the Company to situate an electrical generation plant at the wellhead.

Pipeline Gas although readily available, must be utilized in a different way because of the cost of procuring it. Pipeline gas unlike flare gas and stranded gas is available in areas where thermal heat is in demand by commercial and institutional customers. Where the Company proposes to utilize pipeline gas as a fuel source it intends to also seek commercial customers for the excess thermal heat created in the production of electricity. Utilization of the thermal heat in this way provides the Company with an additional revenue stream, which will be used to offset the cost of having to purchase the gas. Thermal heat is readily marketable to industrial, commercial, institutional and agricultural customers.

The Company's subsidiary, Altek Independent Power Corp. has been a participant in the Power Pool of Alberta since January 2000 and member of the Independent Power Producers Society of Alberta (IPPSA) since February 2000.

The Company and/or its subsidiaries currently operate under the following licenses:

  ESBI Alberta Ltd. since January 2000

  The Transmission Administrator for the Province of Alberta administers the province-wide system, providing buyers and sellers with non-discriminatory access to the market ensuring that the transmission system is reliable and operates efficiently.

  Alberta Energy and Utilities Board (EUB) since January 2000

  The EUB is responsible for the regulation and efficient development of Alberta's energy resources. Application # 1240726 for the construction and operation of a generator, substation and transmission line established approval numbers U2001-230, U2001-231, and U2001-232.

  Utilicorp Networks Canada (Alberta) Ltd. since October 2000

  Interconnection Agreement for generator interconnection to the electric distribution system.

Energy Solutions

The Company is focused on electrical cogeneration, using a combined cycle and capturing waste heat. This method of electrical cogeneration will be used for the Company's Fort Macleod project.

At the Company's Willesden Green Facility, solution gas that would otherwise be flared is used for the purpose of generating electricity. The 1.2 MW Innovator Genset provides distributed power and allows stranded/flare gas applications.

  Other energy solutions that the Company is involved with include biomass-fuelled power generation and district heating.

Opportunities

  The Company foresees many opportunities arising from power deregulation in Alberta, California, Texas and Pennsylvania. Power deregulation is also pending in Ontario and several American states. The rising demand and prices for power create an even greater opportunity because higher power prices and lower fuel prices mean a profitable "spark spread".

C.  Organizational Structure

The Company has four subsidiaries, which are wholly-owned, as follows:

(1)  Altek Independent Power Corp., which is wholly-owned by the Company, is an independent power producer. This subsidiary owns and operates Altek's Willesden Green Electrical Generation Facility, and it was incorporated under the laws of the Province of Alberta on November 25, 1999. This Company operates out of the offices of Altek Power Corporation in Kelowna, British Columbia.

(2)  Altek Power Corporation (Nevada), which is wholly-owned by the Company, is the Company's American division. This subsidiary works with AEP Gas Power Systems to distribute the Innovator Genset. Altek Power Corporation (Nevada) was incorporated in the State of Nevada, United States of America, on March 16, 2001.

(3)  Altek-Texas Power Inc., which is wholly-owned by the Company owns all permits, lands, and authorities for the development of an electrical power project in Fort Macleod, Alberta, Altek-Texas Power Inc. was incorporated in the Province of Alberta on March 28, 2001.

(4)  Hotab North America Inc. is wholly-owned by the Company. Hotab North America Inc. ("Hotab") was incorporated under the laws of the Province of British Columbia on April 1, 1998. This Company operates out of the offices of Altek Power Corporation in Kelowna, British Columbia.

D.  Property, Plants and Equipment

The Company rents office space from Stober Construction, for administrative purposes, located at 1004-1708 Dolphin Avenue, Kelowna, British Columbia, V1Y 9S4.

The Company has two electrical generation projects, namely The Fort Macleod Project and the Willesden Green Project, which are described in the previous paragraph "C". The Company has the exclusive distribution right for AEP Gas Power System's 1.2 MW Innovator Genset.

Willesden Green Electrical Generation Facility

Willesden Green is one of the first solution gas-fired gensets where the electricity produced is tied into the Alberta Power Grid. The electricity generated is sold on the real time market, which is administered by the Power Pool of Alberta.

This facility uses solution gas that would otherwise be flared to produce just under 1 megawatt of electricity. Willesden Green was purchased by Altek Independent Power Corporation in late 1999 and is located near Rocky Mountain House, Alberta.

The Facility

The facility is comprised of a Solar Saturn turbine, generator, switchgear, electronic controls and transformer operating in simple cycle. A high voltage line delivers the electricity to the power grid.

Natural Gas Supply

The natural gas supply is comprised of sweet gas (less than 4ppm of hydrogen sulfide) collected from a nearby oil battery and routed through an on-site gas compressor

Environmental benefits by using solution gas to generate electricity, the electrical generation system reduces the flaring of the gas by a nearby oil battery, which in turn:

  reduces Green House Gas emissions
  reduces toxic emissions
  reduces noise, odour and smoke

Fort Macleod - Altek's Newest Electrical Generation Project

At Fort Macleod, Altek has a development permit to construct a gas-fired generation facility that will produce 100 megawatts of electricity. Phase one is expected to be brought on-line during the first quarter of 2002 and will generate approximately 55 megawatts of electricity.

The Facility

The facility will be comprised of a combination of reciprocating engines and gas turbines operating as a combined cycle. The fuel source will be natural gas from a pipeline.

Location

The Fort Macleod facility will be located on 10 acres in Fort Macleod near the town's institutional facilities and near a high-voltage substation and a high-pressure gas line.

Cogeneration

Thermal heat is a byproduct of electrical generation. At the Fort Macleod facility, the heat will be captured and made available to the nearby institutional facilities. The Town of Fort Macleod expects to attract new business (like greenhouses) as a result of the availability of large quantities of thermal heat.

It is planned that Phase 1 of the project will provide about 25 megawatts of thermal energy. Once all phases are complete, there will be in excess of 100 megawatts of thermal energy available for commercial use.

Financial Information

  Projected Earnings (before interest, taxes, depreciation and amortization), based on current gas and electricity prices, suggest a quick payback; changes in electricity prices or natural gas prices could affect the financial results

  The plant will initially operate as a merchant plant, looking to lock in favorable power and gas prices through forward contracts

ITEM 5  OPERATING AND FINANCIAL REVIEW PROSPECTS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the year ended December 31, 2001.

A.  Operating Results

The majority of the years efforts were spent permitting the Fort Macleod Joint Venture project and equipment sourcing. Lower average Power Pool of Alberta prices and a shutdown for an engine replacement at the Willesden Green plant negatively impacted financial results

Gross Revenue

Gross revenues decreased in 2001 by 53% to $355,471 compared to $754,056 in 2000. The decrease in revenue was primarily due to:

a)  A 35 day shutdown of the Willesden Green plant to facilitate a required change out of the turbine engine.

b)  Lower average Power Pool of Alberta prices for electricity, which were $72/MWh for 2001, compared to $133/MWh for 2000.

Cost of Sales

Cost of sales increased by 17% to $92,403 compared to $79,099 in 2000. The increase was due primarily to repairs associated with the Willesden Green project referred to above.

Project Development Costs and Capital Expenditures

As the Company continues to develop, the majority of its efforts are involved in the investigation of new projects and opportunities for the company and extensive "due diligence" for those opportunities that are deemed to have merit. Costs that are incurred for projects where the future economic benefit is uncertain are expensed in the year. For those projects that the Company intends to advance, the project development costs are capitalized to those projects and amortized over the future, expected economic benefits of the projects.

During the year the company incurred capital expenditures on Property and Equipment of $1,175,227 and Project Development Costs of $1,051,072 primarily relating to the Fort Macleod Joint Venture. This represents a significant increase in the net book value of the capital assets of the company.

General and Administrative Expenses

General and Administrative Expenses increased by 38% to $266,022 from $192,020 in 2000. The increase is primarily due to:

    Financing fees related to the private placement of 3,762,500 units as referred to below.

    Interest expense relating to the capital leases.

    Shareholder Information Dissemination increased by 66% to $50,377 compared to $30,358 in 2000. The increase was due primarily to the redevelopment of the company's website.

Interest Expense and Long Term Debt

A debenture payable was converted into share capital of the company in February 2001. Interest expense decreased by 83% to $26,638 compared to $158,015 in 2000 due to the conversion.

Risks and Uncertainties

The Company's risk factors associated with the development of power generation projects include:

    The projects currently under development were expected to be completed on a merchant plant basis exposing the company to the spot rate for power prices. Due to the current economic conditions the Company is seeking long term power contracts to increase the likelihood of debt financing.

    The current low power prices in Alberta have only delayed the Fort Macleod project. These low prices have also caused the cancellation of many projects and as a result new equipment is more readily available. The long term needs of Alberta still require significant additional power generation and therefore the potential for a power supply shortage is real.

    There can be no assurance that financing will be available on reasonable terms for the new projects being considered. Should the Company finance the new projects with common shares issued from treasury the current shareholders may suffer dilution to their interests in the Company.

    The electrical sector is subject to extensive regulation by government and its various agencies at all levels. There is always the risk of changing laws or policies and or the interference in the market by government, which may create an uncompetitive market. To this end the Company is in active communication with all levels of government and the various agencies charged with governing power projects. The Company also maintains memberships in various associations such as the Independent Power Producers Association of Alberta, which lobby for competitive markets.

B.  Liquidity and Capital Resources

For the year ended December 31, 2001 the Company closed the following private placements:

    2,500,000 units at $0.10 per unit for gross proceeds of $250,000. The units consist of 2,500,000 common shares and 2,500,000 share purchase warrants, exercisable into common shares at $0.13 which expire February 2002. Subsequent to the year-end 1,620,000 of the warrants were exercised for gross proceeds of $210,000.

    3,762,500 units at $0.64 per unit for gross proceeds of $2,408,000. The units consist of 3,762,500 common shares and 2,821,875 share purchase warrants, exercisable into common shares at $0.75 during the first year and $0.90 during the second year. The warrants expire May 04, 2003.

    1,666,667 share purchase warrants were exercised at $0.15 per common share for gross proceeds of $250,000.

    Subsequent to the year end a private placement of 854,000 units at $0.10 per unit for gross proceeds of $85,400 was completed. The units consist of 854,000 common shares and 854,000 share purchase warrants, exercisable into common shares at $0.13 which expire March 25 2003.

The proceeds from these private placements are being used to finance the Fort Macleod Joint Venture and general operating expenses.

C.  Research and Development, Patent and Licenses, etc.

The Company has not undertaken any Research and Development activities in the past three years.

D.  Trend Information

Future Prospects

The Company is currently seeking long-term power purchase contracts for its projects in Alberta and other jurisdictions in North America. The Company is also actively investigating several cogeneration projects in Europe in conjunction with its strategic alliance partner Hotab Eldningsteknik AB of Sweden. The Company is focusing on obtaining long-term power purchase and fuel purchase contracts for the European projects.

ITEM 6  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth all current directors and executive officers of the Company as of September 30, 2002.
Name, Municipality of Residence and Office Held	Principal Occupation during last five years	Date of Appointment as Director/Officer
W. Gerald Mazzei Aldergrove, BC Chairman of the Board and Director	Lawyer	June 28, 1997
Byron P. Loewen Kelowna, BC Chief Executive Officer and President	Businessman	February 26, 1996
Gerald B. Caul Surrey, BC Chief Operating Officer, Secretary and Director	Industrial Contractor	April 22, 1998
Rod Ruem Kaleden, BC Chief Financial Officer	Certified General Accountant	December 1, 2000
John R. Cousins Edmonton, Alberta Director	Industrial Contractor	May 29, 2001

Unless otherwise stated each of the above persons has served continually as a director since the date he first became a director. The directors of the Company are elected annually and hold office until the next Annual General Meeting of the shareholders, unless a person ceases to be a director before the date of the Annual General Meeting.

The following is brief biographical information on each of the officers and directors listed above:

W. Gerald Mazzei: Mr. Mazzei joined the Company's Board of Directors in 1998 and has been active in the Company's day-to-day business since that time. Mr. Mazzei has been a lawyer since 1973 and has been in active practice in West Vancouver since 1978. He has many years of business experience, both as a lawyer and as a participant, and adds a valued prospective particularly as the Company moves forward with larger more complicated commercial ventures.

Byron P. Loewen: Mr. Loewen has direct responsibility for all activities of the Company. Mr. Loewen has over 30 years experience in finance and corporate governance. Mr. Loewen has held senior positions (including the positions of Chairman and Chief Executive Officer) for several public and private companies, and he has served on the Boards of various public companies.

Gerald B. Caul: Mr. Caul has over 30 years experience in commercial/industrial construction, specifically in the electrical/mechanical sector. Mr. Caul also has extensive business and management experience in both the private and public sector having served as an officer and director of two public companies and their subsidiaries. Both companies were engaged in the high-tech environmental field. His extensive experience in the electrical field makes him a valued and key member of the management team.

Rod Reum: Mr. Reum, B.Comm., CGA has over 25 years experience in accounting and finance, specifically in the areas of commercial and industrial construction. Mr. Reum has held senior officer and ownership positions in both public and private enterprises. As the Manager, Financial and Project Services with a major pulp producing company, which constructed a 1.3 billion dollar pulp mill, project in Northern Alberta, Mr. Reum managed the financing of the project and served as a key member of the project management team.

John R. Cousins: Mr. Cousins has been a respected member of western Canada's business community for more than 25 years. He is President and Co-Founder of Focus Construction Management in Edmonton, Alberta. Focus Construction Management Ltd. provides heavy industrial construction services to clients in the petroleum, petrochemical, mining, wood products, pulp and paper, utilities and power-generation industries throughout Western Canada and the US. In addition to his keen interest and broad knowledge of all aspects of construction, Mr. Cousins has an extensive range of professional Board experience. He is incoming chair of the Alberta branch of Merit Contractors Association, a nation-wide organization of open-shop contractors that includes more than 18,000 members-in-benefit in Alberta alone. Through his work with many professional associations, Mr. Cousins has acquiring an outstanding reputation for his communication and negotiation skills, particularly in liaising with governments and public agencies.

B.  Compensation

The aggregate direct or indirect remuneration paid to the directors and officers of the company, as a group during the fiscal year ended December 31, 2001, for service to the company in all capacities, was $560,800. Certain information about payments to the Company's executive officers is set out in the following table:

EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (1)	Management Fees ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compen-sation ($)
Byron P. Loewen(2) President, Director & CEO	2001 2000 1999	175,000 175,000 175,000	Nil Nil Nil	18,000 18,000 (5) 18,000(5)	1,500,000 825,158 337,883	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gerald B. Caul(3) COO, Director and Corporate Secretary	2001 2000 1999	120,000 120,000 56,000	Nil Nil Nil	14,400 $1,200(5) $Nil	1,250,000 138,667 710,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Dominic R. Colvin(4) Director, COO and Corporate Secretary	2001 2000 1999	Nil 105,000 105,000	Nil Nil Nil	Nil 8,400(5) 8,400(5)	Nil 300,761 300,761	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
W. Gerald Mazzei(6) Director, Chairman of the Board	2001 2000 1999	60,000 60,000 60,000	Nil Nil Nil	63,800 (7) Nil Nil	1,250,000 350,470 380,863	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Rod W. Reum CFO(8)	2001 2000 1999	100,000 8,333 Nil	Nil Nil Nil	9,600(5) 800(5) Nil	1,997,194 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

  Fiscal years ended December 31st

  Mr. Loewen provides management services through Mission Consulting Services Inc., a private company wholly owned by Pat Loewen, the spouse of Mr. Loewen.

  Mr. Caul was appointed Chief Operating Officer and Corporate Secretary on October 4, 2000. Mr. Caul provides management services through GBC Systems Corp., a private company wholly owned by Mr. Caul.

  Mr. Colvin resigned as Chief Operating Officer, Corporate Secretary and Director on October 4, 2000 and his stock options expired on November 30, 2000. Prior to October 4, 2000, Mr. Colvin provided management services through 500487 B.C. Ltd., a private company wholly owned by Dominic Colvin.

  Vehicle Allowance

  Mr. Mazzei provides management services through Pace Management Ltd., a private company wholly owned by Gerald and Marilyn Mazzei.

  For additional services provided in permitting the Fort Macleod project.

  Mr. Reum provides management services through 577990 Alberta Ltd., a private company wholly owned by Rod and Elinor Reum.

C.  Board Practices

The current directors of the board were elected to their position at the annual meeting of shareholders held on June 29, 2001. Each director will continue to serve as such until the next meeting of the shareholders to be held in June 2002. the officers of the Company are elected by the board and serve at the board's pleasure. Directors are elected annually at the Annual General Meeting of Shareholders, whereas officers' appointments are approved by the Board of Directors and terminate upon resignation or termination by the Board.

The Company has an Audit Committee that is comprised of W. Gerald Mazzei, Rod Reum and Gerald B. Caul. The roles and responsibilities of the Audit Committee have been specifically defined and include responsibility for overseeing management reporting on internal control. The Audit committee has direct communication channels with the external auditors.

D.  Employees

At the end of the 2001 fiscal year, Altek Power Corporation had 9 employees. The breakdown of employees is as follows:

Director/Officer	Kelowna	2
Director	Vancouver	1
Director	Edmonton	1
Officer	Kelowna	1
Investor Relations	Kelowna	1
Administration	Kelowna	3

Altek Power Corporation is a public company and is not involved with a labor union.

E.  Share Ownership

Common Shares

As at September 30, 2002, the directors and officers of the Company as a group owned the number of common shares and the percentage of such total number of shares outstanding on such date as set forth in the following table:

Name of Director or Officer	Number of Common Shares Held	Percentage of Shares Held
Byron P. Loewen President, Director & CEO	4,199,892(1) 1,680,000(2)	8.21% 3.29%
Gerald B. Caul COO, Director and Corporate Secretary	565,633 2,605,486(3) 1,680,000(2)	1.10% 5.09% 3.29%
W. Gerald Mazzei Director, Chairman of the Board	248,970 3,149,152(4) 498,667(2)	.48% 6.16% ..98%
Rod W. Reum CFO	770,913(5)	1.51%

  Indirectly held through Mission Consulting Services Inc., a private company wholly owned by Pat Loewen, the spouse of Mr. Loewen.

  Control and Direction over through 584956 BC Ltd.

  Indirectly held through GBC Systems Corp., a private company wholly owned by Mr. Caul.

  Indirectly held through Pace Management Ltd., a private company wholly owned by Gerald and Marilyn Mazzei.

  Indirectly Held through 577990 Alberta Ltd., a private company wholly owned by Rod and Elinor Reum.

Stock Options

The Company created a Share Option Plan in 1999. The Share Option Plan was amended in 2000, 2001 and 2002 (collectively the "Plan), the salient features of which are as follows:

(a)  The purpose of the is to attract, retain and motivate directors, senior officers, key employees and consultants of the Company and any subsidiary and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company;

(b)  The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan to establish policies and to adopt, prescribe, amend or vary rules and regulations for carrying out the purposes, provisions and administration of the Plan and to make all other determinations necessary or advisable for its administration including: interpreting the Plan and determining all questions arising out of the Plan, determining to whom options will be granted, determining the number of shares covered by each option, determining the exercise price, determining the time or times when options will be granted and exercisable, determining if the shares subject to an option and prescribing the form of the instrument relating to the grant, exercise and other terms of an option;

(c)  The aggregate number of shares which may be optioned during the course of the Plan shall not exceed 9,843,103, and the total number of shares which may be reserved for issuance to any one individual at any time under the Plan, together with all other outstanding stock options granted to such individual under the Plan, shall not exceed 5% of the shares issued and outstanding at the time of the grant (on a non-diluted basis);

(d)  All incentive stock options issued are subject to a vesting period, whereby 25% of the number of options issued may be exercised on the date of grant, and a further 25% at intervals of 6, 12 and 18 months from the date of grant.

(e)  The maximum number of shares which may be reserved for issuance to insiders (as defined in the Securities Act, British Columbia) under the Plan, together with any other previously established or proposed share compensation arrangements, shall be 10% of the shares issued and outstanding at the time of the grant (on a non-diluted basis);

(f)  The maximum number of shares which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the shares outstanding at the time of the grant (on a non-diluted basis);

(f)  At no time shall the period during which an option shall be exercisable exceed 5 years under the Plan;

(g)  An option is personal to the optionee and is non-assignable under the Plan; and

(h)  An option, and all rights to purchase pursuant thereto, shall expire and terminate on the thirtieth day after the optionee ceasing to be a service provider under the Plan, unless otherwise extended by the Board of Directors of the Company. Such an extension shall not be granted beyond the original expiry date of the option.

As of September 30, 2002, the Company had a total of 8,461,052 options issued and outstanding to the Company's directors, officers and employees, under the Plan.
Optionee	Number of Common Shares	Exercise Price	Expiration Date	Market Value of Securities on Date of Grant
Byron Loewen	255,575 213,380 248,445 200,000 1,300,000	$0.16(1) $0.16(1) $0.12(1) $0.20(1) $0.20(2)	January 5, 2010 Feb. 29, 2010 April 27, 2010 March 7, 2006 July 24, 2006	$0.13 $0.19 $0.16 $0.26 $0.35
W. Gerald Mazzei	229,530 33,000 121,333 196,137 150,000 1,100,000	$0.15(1) $0.16(1) $0.12(1) $0.10(1) $0.20(1) $0.20(2)	June 30, 2009 Feb. 29, 2010 Apr. 27, 2010 May 23, 2010 March 7, 2006 July 24, 2006	$0.15 $0.19 $0.16 $0.18 $0.26 $0.35
Gerald B. Caul	441,333 100,000 138,667 150,000 1,100,000	$0.15(1) $0.20(1) $0.12(1) $0.20(1) $0.20(2)	June 30, 2009 June 30, 2009 Apr. 27, 2010 March 7, 2006 July 24, 2006	$0.15 $0.15 $0.16 $0.26 $0.35
Reyna Seabrook	15,000	$0.20(2)	July 24, 2006	$0.35
Rod Reum	233,333 1,427,194 228,125	$0.20 $0.20(2) $0.12	March 7, 2006 July 24, 2006 March 14, 2007	$0.26 $0.35 $0.12
John Cousins	150,000	$0.20(2)	July 24, 2006	$0.35
Lesley McNamara	15,000	$0.20(2)	July 24, 2006	$0.35
Gert Tarstad	130,000	$0.12	March 14, 2007	$0.12
Jonus Tarstad	130,000	$0.12	March 14, 2007	$0.12
Silve Piejko	130,000	$0.12	March 14, 2007	$0.12
Linda Anderson	25,000	$0.12	March 14, 2007	$0.12

  Options granted prior to the Plan and have no vesting restrictions. All other terms are the same.

  Options re-priced from $0.36 on February 19, 2002

ITEM 7  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth, as of September 30, 2002, information with respect to (i) any person who is known to the Company to be the owner of more than 10% of any class of the company's outstanding voting securities and (ii) the total amount of any class of the Company's voting securities owned by the officers and directors as a group:
Name	Approximate No. of Shares	Percentage
Ivano DeCotiis	6,566,500	12.84%
All officers and directors as a group (5 persons)	13,718,713	26.83%

As of September 30, 2002, the Company believes that approximately 358,472 of the issued and outstanding common shares were held by 170 shareholders with addresses in the United States.

To the extent known by the Company, it is not, directly or indirectly, owned or controlled by another corporation, by any foreign government or by any other natural or legal person, severally or jointly.

During 2002 Ivano DeCotiis acquired 6,400,000 common shares from 520809 BC Ltd., a company 100% wholly owned by Rosa DeCotiis, the parent of Ivano DeCotiis.

No shareholder of the Company, including the major shareholders of the Company, has special voting rights or privileges.

It is not known to the company whether there are arrangements or agreements which would result in a change of control of the Company.

B.  Related Party Transactions

The Company entered into the following related party transactions with individuals or companies that were controlled by directors or by officers of the Company providing management services:

Byron Loewen (the President, CEO and Director of the Company) is engaged by the Company through an Amended Management Services Agreement dated January 1, 1999 between the Company and Mission Consulting Services Inc., a private company wholly owned by Pat Loewen who is the spouse of Byron Loewen. Under the terms of this Agreement, Mission Consulting Services Inc. is paid the sum of $175,000 per annum excluding GST and a car allowance of $1,500 per month ($18,000 per annum). In addition, Mr. Loewen is entitled to five weeks paid vacation per year during the first year of the Agreement and six weeks during the second year. The Agreement is for a 5-year term and can be terminated at any time, without cause, by the Company on thirty days written notice. The President may terminate the agreement on three months notice. The Agreement will be deemed to be renewed after the 5-year term unless either party provides Notice of Non-Renewal within sixty days of that party's intention not to renew.

W. Gerald Mazzei (the Chairman of the Board, and a Director of the Company) provides management services to the Company through a Management Services Agreement dated January 1, 1999 between the Company and Pace Management Ltd., a private company wholly owned by Mr. Mazzei. Under the terms of this Agreement, Pace Management Ltd. is paid the sum of $60,000 per annum excluding GST. The Agreement is for a 5-year term and can be terminated at any time, without cause, by the Company giving twenty-four months written notice to Mr. Mazzei, or by Mr. Mazzei giving 3 months notice to the Company. The Agreement will be deemed to be renewed after the 5-year term unless either party provides Notice of Non-Renewal within sixty days of that party's intention not to renew.

Gerald B. Caul (Chief Operating Officer, Corporate Secretary and Director) was the President of Interior Mill Equipment (1985) Ltd., (a former wholly owned subsidiary of the Company). He was appointed as a Director of the Company on April 22, 1999, and was appointed to the position of Senior Vice-President of the Company on June 25, 1999. He was appointed Chief Operating Officer and Corporate Secretary of the Company on October 4, 2000. Pursuant to a Management Services Agreement dated May 1, 1999 and amended September 1, 2000 (collectively "the Agreement") between the Company and GBC Systems Corp., a private company wholly owned by Mr. Caul, under the terms of this Agreement, GBC Systems Corp. is paid the sum of $120,000 per annum excluding GST and a car allowance of $1,200 per month ($14,400 per annum). The Agreement is for a 5-year term and may be terminated at any time, without cause, by the Company giving twenty-four months written notice to Mr. Caul, or by Mr. Caul giving three months notice to the Company. The Agreement will be deemed to be renewed after the 5-year term unless either party provides Notice of Non-Renewal within sixty days of that party's intention not to renew.

C.  Interests of Experts and Counsel

The information for this item is not required to be provided for Registration Statements on Form 20-F filed under the Securities Exchange Act of 1934.

ITEM 8  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

The following financials statements of the Company are attached to this Registration Statement:

Audited Annual Statements

Auditor's Report

Consolidated Balance Sheets as at December 31, 2001 and 2000

Consolidated Statements of Operations & Deficit for the years ended December 31, 2001 and 2000

Consolidated Statement of Cash Flows for the years ended December 31, 2001 and 2000

Notes to the Consolidated Financial Statements

Unaudited Interim Statements

Consolidated Balance Sheet as at September 30, 2002

Consolidated Statement of Operations & Deficit for the nine months ended September 30, 2002

Consolidated Statement of Cash Flows for the nine months ended September 30, 2002

Notes to the Consolidated Interim Financial Statements

B.  Significant Changes

No significant changes have occurred since the period ending September 30, 2002.

ITEM 9  THE OFFER AND LISTING DETAILS

A.  Offer and Listing Details

The Company's Common Shares are listed for trading in Canada on the TSX (formerly the the CDNX and the Vancouver Stock Exchange) under the symbol "APK". The following tables represent the high and low market prices (a) annually, for the five most recent financial years; (b) quarterly, for the two most recent full financial years and any subsequent period; and (c) monthly, for the most recent six months on the TSX:

Year	High ($C)	Low ($C)
2001	0.80	0.10
2000	0.28	0.08
1999	0.26	0.08
1998	0.25	0.05
1997	0.28	0.05

Quarter	High ($C)	Low ($C)
September 2002	0.25	0.07
June 2002	0.14	0.08
March 2002	0.26	0.10
December, 2001	0.38	0.17
September 2001	0.56	0.25
June 2001	0.80	0.33
March 2001	0.45	0.10
December 2000	0.16	0.11
September 2000	0.18	0.08
June 2000	0.23	0.11
March 2000	0.28	0.08

Month	High ($C)	Low ($C)
October 2002	0.18	0.11
September 2002	0.25	0.10
August 2002	0.18	0.09
July 2002	0.12	0.07
June 2001	0.13	0.09
May 2001	0.14	0.06
April 2001	0.14	0.10

B.  Plan of Distribution

Not applicable

C.  Markets

The Common Shares are listed for trading in Canada on the TSX under the symbol "APK".

D.  Selling Shareholders

Not applicable

E.  Dilution

Not applicable

F.  Expenses of the Issue

Not applicable

ITEM 10  ADDITIONAL INFORMATION

A.  Share Capital

The Company is authorized to issue 100,000,000 Common Shares without nominal or par value of which 51,140,514 Common Shares are issued and outstanding as of September 30, 2002. All shares of the Company rank equally as to voting and there are no special preference, conversion or redemption rights attached to any shares of the Company.

The transfer agent and registrar for the common shares is Computershare Trust Company of Canada of 510 Burrard Street, Vancouver, BC, V6C 3B9.

The following table sets forth a history of the share capital for the Company for the last three years, and through September 30, 2002
Issuance	Common Shares
Balance, December 31, 1998	14,854,699
ISSUED DURING 1999
Private placements	3,993,137
Stock options exercised	483,000
Debentures payable	190,512
Financing fees	1,500,000
Balance, December 31, 1999	21,021,348
ISSUED DURING 2000
Private placements	1,000,000
Stock options exercised	710,790
Share purchase warrants exercised	3,216,667
Finder's fee	66,667
Balance, December 31, 2000	26,015,472
ISSUED DURING 2001
Private placements	6,262,500
Stock options exercised	126,875
Share purchase warrants exercised	1,666,667
Debenture Conversion	12,670,000
Returned to Treasury	(66,667)
Balance, December 31, 2001	46,674,874
ISSUED DURING 2002
Private placements	2,534,000
Stock options exercised	245,000
Share purchase warrants exercised	1,620,000
Balance, September 30, 2002	51,140,514

B.  Memorandum and Articles of Association

The Company is incorporated under the Company Act (British Columbia) (the "Company Act"). Its incorporation number is 303622.

The Company's articles provide that a director shall not vote in respect of any contract or transaction in which the director is interested but such director shall be counted in a quorum present at the meeting at which such vote is taken. This voting provision shall not apply to:

1.  any such contract or transaction relating to a loan to the Company, which a director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan.

2.  any contract or transaction made or to be made with, or for the benefit of a holding corporation or subsidiary corporation of which a director is a director.

3.  any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly, interested if all the other directors are also, directly or indirectly, interested in the contract, arrangement or transaction.

4.  determine the remuneration for the directors.

5.  purchasing and maintaining insurance to cover against liability incurred by them as directors; or

6.  the indemnification of any director of the Company.

With respect to borrowing powers, the Company's Articles provide that the directors may, on behalf of the Company:

1.  borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit.

2.  issue bonds, debentures or other debt obligations either outright or as security for any liability or obligation of the Company or any other person, and

3.  mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

The borrowing powers may be amended by a resolution amending the Company's articles passed by the shareholders, the votes not less than 75% of the Shares entitled to vote and voting at the meeting at which the resolution is presented.

The Company's directors are not subject to a mandatory retirement provision and are not required to hold any Shares as a condition of holding office.

The holders of Shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if and when declared by the directors, and subject to the rights of the holders of any shares ranking in priority to or on parity with the Shares, to receive the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Shares have no pre-emptive, redemption, purchase or conversion rights. There are no sinking fund provisions in relation to the Shares and they are not liable to further calls or to assessment by the Company. The Company Act (British Columbia) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than three-quarters of the votes cast in person or by proxy by holders of shares of that class.

Except to the extent described elsewhere in this Registration Statement, there are no limitations on the rights to own securities of the Company.

Shareholders' Meetings

Section 139 of the Company Act (British Columbia) requires that a company hold an annual general meeting not more than 15 months after the date of incorporation, amalgamation or continuance and afterwards at least once every calendar year and not more than 13 months after the date of the last annual ordinary general meeting was held. Advance notice of any ordinary general meeting must be published in one issue of a daily newspaper in Vancouver not less than 56 days before the meeting. A quorum at an annual general meeting and special meeting shall be two shareholders or one or more proxy holders representing two shareholders, or one shareholder and a proxy holder representing another shareholder, holding not less than one-twentieth of the shares which may be voted at the meeting.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the Company.

C.  Material Contracts

The Company entered into the following material contracts, details of which are as follows:

Leases
Parties to Contract	Description	Amount of Consideration	Terms of Payment	Expiration Date
Stober Construction	Office Rent	$4,549.64	Monthly	Indefinite
Goluboff - Mazzei	Office Rent	$525.00	Monthly	Indefinite
Oakside Management	Officet Lease	$1,525.00	Monthly	Indefinite

Licensing Agreements

(a)  Independent Power Producers Society of Alberta ("IPPSA")

IPPSA, formed in 1993, is involved in all aspects of the restructuring of the electric industry. IPPSA's role is to promote a competitive electrical industry in manner consistent with the interests of it members. Having representation on the Advisory Council, the drafting committees for the Electrical Utilities Act, the Power Pool Rules and the Electric Transmission Council by-laws, IPPSA's focus is on the development of large industrial based power opportunities, mid sized applications, renewable energy, marketing and the developments of the power industry.

AIPC became a member of IPPSA in January of 2000 for an annual membership fee of $535.00 and attends many conferences and informative luncheons put on by IPPSA.

(b)  Aquila Networks Canada

Aquila is one of the largest and fastest-growing energy marketing and risk management organizations in North America. Bringing together buyers and sellers of natural gas, power, petroleum, global liquids, coal and related emission products, and offering a wide range of financial and risk management tools to help clients manage risks such as price volatility or supply availability.

AIPC and Aquila Networks Canada ("Aquila") previously Utilicorp Networks Canada, entered into an Interconnection Agreement on October 1, 2000 whereas AIPC desires to interconnect its generating facility to the wire owner's facilities and the wire owner is willing to provide the interconnection under the terms and conditions of the Agreement. Aquila pays to AIPC an Option M credit twice a year in accordance to the commitment made at the Customer Advisory Board meeting held on April 18, 2000. Option M credits are calculated using the Option M formula as follows" (Metered MWh * $2.58/MWh)+(Hourly Metered MWh*4.19%*Pool Price)

(c)  Power Pool of Alberta.

As the operator of Alberta's electric energy spot market, the Power Pool receives energy supply offers and demand bids from market Participants, prepares demand forecasts and supply schedules, determines the merit order in which generating units will be dispatched, dispatches the merit order to meet load demand and reserve requirements, and carries out financial settlement for all energy exchanged through the Power Pool.

Altek Independent Power Corp. ("AIPC") entered into a Participant Agreement with the Power Pool of Alberta on January 18, 2000 for a $150 application fee and a subsequent $100 annual renewal fee. The terms of the Participant Agreement allow AIPC to exchange electric energy, produced by the generation unit, Willesden Green, though the Power Pool of Alberta's electric energy spot market, on terms that conform to the (Alberta Power) Pool Rules. Proceeds from the sale of the said electricity is paid to AIPC by the Power Pool.

(d)  ESBI Alberta Ltd.

ESBI is the electrical transmission coordinator for the Province of Alberta providing buyers and sellers with non-discriminatory access to the market and ensuring that the transmission system is reliable and operated efficiently. This role involves contracting with the transmission owners to provide services; managing the costs associated with system support services and transmission losses; and determining system access tariffs, for approval by the Alberta Energy and Utilities Board ("AEUB").

In establishing tariffs, the Transmission Administrator adheres to several principles; distributors pay the same "postage stamp" tariff, regardless of how far they are located from generation sources; generators pay "location-based" rates, to encourage efficient siting choices; system support services, such as spinning reserve and automatic generation control, are recovered through the system access tariffs; and importers and exporters pay a fixed system access fee for all contracts to offset administration costs.

Altek Independent Power Corp. (AIPC) was granted its first electrical transmission license by ESBI as of January 14, 2000, providing AIPC with System Access Authorization under Rate GPA for 1.0 MW at the "Willesden Green Power Project". The generator will be subject to the related terms and conditions of service under the Transmission Administrator's (TA) Tariff as amended from time to time by the AEUB. ESBI Alberta Ltd. determined that there are no incremental transmission system capital costs or O&M costs associated with providing service to the Willesden Green generator with the exception of metering and measurement services which are provided by AIPC as measurement services.

(e)  The Alberta Energy and Utilities Board (AEUB) is an independent, quasi-judicial agency of the Government of Alberta with responsibility to regulate the safe, responsible, and efficient development of Alberta's energy resources: oil, natural gas, oil sands, coal, and electrical energy; and the pipeline and transmission lines to move the resource to market. The AEUB also regulates rates and terms of service of investor-owned gas, electric and water utility services in Alberta, as well as major intra-Alberta gas transmission.

The Alberta Energy Utilities Board (AEUB) was created, effective February 15, 1995, by the amalgamation of the Energy Resources Conservation Board and the Public Utilities Board. Effective April 1, 1996, the Alberta Geological Survey became part of the Alberta Energy Utilities Board.

As of January 24, 2000 AIPC , was granted an approval to maintain the connection of the power plant to the 25-kv distribution system of TransAlta Utilities Corporation at the Willesden Green area, subject to the provisions of the Act and regulations and orders made pursuant thereto and to the terms and conditions as stated in Order No. U2000-005. AIPC was also granted an Approval (Approval No. U2000-004) by the AEUB to operate the power plant in the Willesden Green area, subject to the provisions of the Act and regulations and orders made pursuant thereto and to the following terms and conditions:

    The power plant shall be located in LSD 6, Section 24, Township 41, Range 6 West of the 5th Meridian.

    The power plant is to consist of one 900 kW gas turbine generator.

    The Board may, upon its own motion or upon the application of an interested person, rescind or amend this approval at any time.

Strategic Alliance Partners

Details of these alliances can be viewed previous in this Form 20-F, under Item 4-D, on page 15.

Acquisition, disposition, joint venture, and option agreements

Strategic Alliance Agreement dated April 26, 1999, between the Company and Focus Industrial Contractors Inc. ("Focus") for the purpose of complimenting the business of each of Focus and Altek in order the achieve increased volumes and profitability for both companies. Altek has the rights to sell and manufacture in all of the NAFTA countries certain wood fired combustion systems known as the Hotab combustion systems. Altek also has the right to market Talbott Combustion systems in North America. Altek has also entered into a strategic alliance agreement with AF Energy of Sweden whereby AF Energy will consult for Altek on projects involving co-generation of electricity or the implementation of district heat. Focus and Altek each of certain business strengths and contacts that will enable each of them to mutually benefit from an alliance between them. Focus will incorporate the products and services of Altek on any project where it is economically feasible to do so. Focus will join Altek in the marketing of the products and services. Focus will share with Altek pricing information provided by competitors with like or similar products. Focus and Altek will maintain full confidentiality on all information exchanged between each of them. Altek will incorporate the services of Focus on any project where it is economically feasible to do so. Altek will join Focus in the marketing of the services provided by Focus. Altek and Focus will join efforts to provide financial strength and stability to any project where they are jointly involved.

Employment and Consulting Agreements

Details of these agreements may be viewed elsewhere in this Form 20-F, under Item 6-D.

Services Agreement

Each member of senior management has entered into a services agreement with the Company. Refer to Item 6-B - Compensation, page 20 concerning remuneration paid under such services agreements.

Stock Option Agreements

Directors, officers, management, dependent contractors, consultants and employees of the Company are eligible to receive stock options. Refer to the subsection called "Stock Options under Item 6-E - Share Ownership" for a summary of all outstanding stock options as at September 30, 2002.

Copies of all of the above-mentioned material contracts may be viewed at the office of the Company's legal counsel, Fraser and Company, Barristers and Solicitors, 1200-999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, between the hours of 9:30 a.m. and 4:30 p.m. (Pacific Time).

Stock Option Plan

All stock options are granted to directors, officers, management, dependent contractors, consultants and employees of the Company pursuant to the Company's Stock Option Plan. Refer to subsection called "Stock Options under Item 6E - Share Ownership" for details of the Stock Option Plan.

D.  Exchange Controls

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries, nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to US Holders, as defined below, will be subject to withholding tax. See "Item 7 - Taxation".

There are no limitations under the laws of Canada or British Columbia or in the Memorandum and Articles of the Company on the rights of non-Canadians to hold or vote the shares of the Company. Under the provisions of the Investment Canada Act (the "ICA"), as amended by the Canada-United States Free Trade Implementation Act (Canada) (the "Act"), and the Canada-United States Free Trade Agreement, review and approval of the transaction by the Investment Canada Agency ("Investment Canada"), the federal agency created by the ICA, are required where a US person directly acquires control of a Canadian business with assets of more than $C184 million (1999). The term "control" is defined as any one or more non-Canadian persons acquiring all or substantially all of the assets used in the Canadian business, or the acquisition of the voting shares of a Canadian corporation carrying on the Canadian business or the acquisition of the voting interest of an entity controlling or carrying on the Canadian business. The acquisition of the majority of the outstanding shares is deemed to be an "acquisition of control" of a corporation unless it can be established that the purchaser will not, in fact, control the Canadian corporation.

Subject to the comments contained in the following paragraph regarding WTO investors (as defined below), investments requiring notification and review are all direct acquisitions of Canadian businesses with assets of $C5,000,000 or more; all indirect acquisitions of Canadian businesses with assets between $C5,000,000 and $C50,000,000 which represent more than 50% of the value of the total international transaction. (Indirect acquisition means the acquisition of the voting rights of an entity controlling the Canadian corporation). In addition, specific acquisitions or new businesses in designated types of business activities related to Canada's cultural heritage or national identity, which would normally only be notifiable, could be reviewed if the Government of Canada considers it in the public best interest to do so.

The Act was amended with the implementation of the agreement establishing the World Trade Organization ("WTO") to provide for special review thresholds for "WTO Investors", as defined in the Act. "WTO Investor" generally means (i) an individual, other than a Canadian, who is a national of a WTO member (such as, for example, the United States), or who has the right of permanent residence in relation to that WTO member (ii) governments of WTO members, and (iii) entities that are not Canadian controlled, but which are WTO Investor controlled, as determined by rules specified in the Act. The special review thresholds for WTO Investors do not apply, and the general rules described above do apply, to the acquisition of control of certain types of businesses specified in the Act, including a business that is a "cultural business". If the WTO Investor rules apply, an investment in the shares of the Company by or from a WTO Investor be reviewable only if it is an investment to acquire control of the Company and the value of the assets of the Company is equal to or greater than a specified amount (the "WTO Review Threshold"). The WTO Review Threshold is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada. The 1999 WTO Review Threshold is $C184,000,000 (in 1999).

If any non-Canadian, whether or not a WTO Investor, acquires control of the Company by the acquisition of shares, but the transaction is not reviewable as described above, the non-Canadian is required to notify the Canadian government and to provide certain basic information relating to the investment. A non-Canadian, whether or not a WTO Investor, is also required to provide a notice to the government on the establishment of a new Canadian business. If the business of the Company is then a prescribed type of business activity relating to Canada's cultural heritage or national identity, and if the Canadian government considers it to be in the public interest to do so, then the Canadian government may give a notice in writing within 21 days requiring the investment to be reviewed.

For non-Canadian (other than WTO Investors), an indirect acquisition of control, by the acquisition of voting interests of an entity that directly or indirectly controls the Company, is reviewable if the value of the assets of the Company is then $C50,000,000 or more. If the WTO Investor rules apply, then this requirement does not apply to a WTO Investor, or to a person acquiring the entity from a WTO Investor. Special rules specified in the Act apply if the value of the assets of the Company is more than 50% of the value of the entity so acquired. By these special rules, if the non-Canadian (whether or not a WTO Investor) is acquiring control of an entity that directly or indirectly controls the Company, and the value of the assets of the Company and all other entities carrying on business in Canada, calculated in the manner provided in the Act and the regulations under the Act, of the assets of all entities, the control of which is acquired, directly or indirectly, in the transaction of which the acquisition of control of the Company forms a part, then the thresholds for a direct acquisition of control as discussed above will apply. That is, a WTO Review Threshold of $C184,000,000 (in 1999) for a WTO Investor or a threshold of $C5,000,000 for a non-Canadian other than a WTO Investor. If the value exceeds that level, then the transaction must be reviewed in the same manner as a direct acquisition of control by the purchase of shares of the Company.

If an investment is reviewable, an application for review in the form prescribed by regulations is normally required to be filed with the agency established by the Act (the "Agency") prior to the investment taking place and the investment may not be consummated until the review has been completed. There are, however, certain exceptions. Applications concerning indirect acquisition may be filed up to 30 days after the investment is consummated and applications concerning reviewable investments in culture-sensitive sectors are required upon receipt of a notice for review. There is, moreover, provision for the Minister (a person designated as such under the Act) to permit an investment to be consummated prior to completion of review, if he is satisfied that delay would cause undue hardship to the acquirer or jeopardize the operation of the Canadian business that is being acquired. The Agency will submit the application to the Minister, together with any other information or written undertakings giving by the acquirer and any representation submitted to the Agency by a province that is likely to be significantly affected by the investment.

The Minister will then determine whether the investment is likely to be of net benefit to Canada, taking into account the information provided and having regard for other factors where they are relevant. Some of the factors to be considered are the effect of the investment on the level and nature of economic activity in Canada, including the effect on employment, on resource processing, on the utilization of parts, components and services produced in Canada, and on exports from Canada.

Additional factors of assessment include (i) the degree and significance of participation by Canadians in the Canadian business and in any industry in Canada of which it forms a part; (ii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iii) the effect of the investment on competition within any industry or industries in Canada; (iv) the compatibility of the investment with national industrial, economic and cultural policies taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (v) the contribution of the investment to Canada's ability to compete in world markets.

To insure prompt review and decision, the Act sets certain time limits for the Agency and the Minister. Within 45 days after a completed application has been received, the Minister must notify the acquirer that (a) he is satisfied that the investment is likely to be of net benefit to Canada, or (b) he is unable to complete his review, in which case he shall have 30 additional days to complete his review (unless the acquirer agrees to a longer period), or (c) he is not satisfied that the investment is likely to be of net benefit to Canada.

Where the Minister has advised the acquirer that he is not satisfied that the investment is likely to be of net benefit to Canada, the acquirer has the right to make representations and submit undertakings within 30 days of the date of the notice (or any further period that is agreed upon by the acquirer and the Minister). On the expiration of the 30-day period (or the agreed extension), the Minister must quickly notify the acquirer (a) that he is now satisfied that the investment is likely to be of net benefit to Canada or (b) confirming that he is not satisfied that the investment is likely to be of net benefit to Canada. In the latter case, the acquirer may not proceed with the investment or, if the investment has already been consummated, must relinquish control of the Canadian business. The Act also authorizes the Minister to issue guidelines and interpretations with respect to the application and administration of any provisions of the Act or the regulations.

The Act provides for civil penalties for non-compliance with any provision except breach of confidentiality or provision of false information, for which these are criminal penalties.

E.  Taxation

United States Federal Income Tax Consequences

The following is a general discussion of the material United States federal income tax consequences, under current law, generally applicable to a US Holder (as herein defined) of common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Certain Canadian Federal Income Tax Consequences").

The following discussion is based upon sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

US Holders

As used herein, a "US Holder" means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States thereof or the District of Columbia, or an estate whose income is taxable in the United States irrespective of source, or a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust. This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, individuals, persons or entities that have a "functional currency" other than US dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquire their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary does not address the consequences to a person or entity holding an interest as a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the US dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, as determined under US federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's federal income tax liability or, alternatively, may be deducted in computing the US Holder's federal taxable income by those itemized deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder, which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. The deductibility of capital losses is subject to limitations.

In the case of foreign currency received as a dividend that is not converted by the recipient into US dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to its US dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for US dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A US Holder which is a corporation may, under certain circumstances, be entitled to a 70% reduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a "foreign personal holding company" or a "passive foreign investment company", as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury regulations, dividends paid on the Company's common shares, if any, generally will not be subject to information reporting and generally will not be subject to US backup withholding tax. However, dividends paid, and the proceeds of a sale of Company's common shares, in the US through a US or US related paying agent (including a broker) will be subject to US information reporting requirements and may also be subject to the 31% US backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the US backup withholding tax rules will be allowed as a refund or a credit against the US Holder's US federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) a US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States income tax liability that the US Holder's foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income. Dividends distributed by the Company will generally constitute "passive income" or, in the case of certain US Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US Holders there are corporations (other than corporations subject to Subchapter S of the Code), any unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may be describe the United States federal income tax consequences resulting from the holding and disposition of common shares.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a "foreign personal holding company". In that event, US Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a US Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

United States income federal tax law provides rules governing "passive foreign investment companies" ("PFICs") which can have significant tax effects on US Holders of certain foreign corporations. These rules do not apply to non-US Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more. The Company believes that it may have qualified as a PFIC for the fiscal year ended December 31, 1998 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company's determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on a Qualifying Electing Fund ("QEF"). Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of such US Holder. The following is a discussion of such two alternative tax regimes applied to such US Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a US Holder owns, directly or indirectly, 10% or more of the total combined voting power of classes of shares of such foreign corporation (see more detailed discussion at "Controlled Foreign Corporation" below).

A US Holder who elects in a timely manner to treat the Company as a QEF (an "Electing US Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as a long-term capital gain to the Electing US Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing US Holder to (i) generally treat any gain realized on the disposition of his Company common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Holder is not a corporation, such an interest charge would be treated as "personal interest" that is not deductible.

The procedure a US Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the US Holder's holding period in which the Company is a PFIC. If the US Holder makes a QEF election in such first year, i.e., a timely QEF election, then the US Holder may make the QEF election by simply filing the appropriate documents at the time the US Holder files his tax return for such first year. If, however, the Company qualifies as a PFIC in a prior year, then in addition to filing documents, the US Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the US Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the US Holder's pro rata share of the Company's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company's first tax year in which the Company qualified as a "qualified electing fund" with respect to such US Holder. The elections to recognize such gain or earnings and profits can only be made if such US Holder's holding period for the common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the US Holder will be deemed to have made a timely QEF election. US Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a US Holder owns, directly or indirectly, 10% or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the US Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a US Holder, although dormant, after a US Holder disposes of its entire interest in the Company. Upon the US Holder's reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of US Holders beginning after December 31, 1997, US Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a "mark-to-market election"). If such an election is made, such US Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A US Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the common shares of the Company as of the close of such tax year over such US Holder's adjusted basis in such common shares. In addition, the US Holder is allowed a deduction of the lesser of (i) the excess, if any, of such US Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in the Company included by such US Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing US Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. US Holder's adjusted tax basis in the common shares of the Company will be adjusted to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election applies to the taxable year for which made and all subsequent taxable years unless the stock no longer constitutes marketable stock or the IRS consents to the revocation of such election. NO assurances can be given, however, that common shares of the Company constitute marketable stock such that the mark-to-market election will be available. Because the Internal Revenue Service has not established procedures regarding the availability and manner of making such an election.

If a US Holder does not make a timely QEF election during a year or a timely mark-to-market election for the year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a "Non-electing US Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized in the disposition (or deemed to be realized by reasons of a pledge) of his Company common shares and (ii) certain "excess distributions", as specifically defined, by the Company.

A Non-electing US Holder generally would be required to pro rate all gains realized on the disposition of his Company common shares and all excess distributions on his Company common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the US Holder (other than years prior to the first taxable year of the Company during such US Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing US Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing US Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly nondeductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing US Holder holds Company common shares, then the Company will continue to be treated as a PFIC with respect to such Company common shares, even if it is no longer definitionally a PFIC. A Non-electing US Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing US Holders) as if such Company common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing US Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee's basis is equal to (i) the fair market value of the Electing US Holder's common shares, less (ii) the excess of the fair market value of the Electing US Holder's common shares reduced by the US Holder's adjusted basis in these common shares at death. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the common shares are transferred. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company common shares while the Company is a PFIC whether or not it is treated as a QEF. For example, under Section 1298(b)(6) of the Code, a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom owns 10% or more of the total combined voting power of all classes of shares of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such US shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current US tax on their pro rata shares of the CFC's earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to US Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

Canadian Federal Income Tax Consideration

The summary below is restricted to the case of a holder (a "Holder") of one or more common shares who for the purposes of the Income Tax Act (Canada) (the "Act") is a non-resident of Canada, holds his common shares as capital property and deals at arm's length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his common shares. Under the 1995 Protocol amending the Canada-US Income Tax Convention (1980) (the "Treaty") the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General of Canada for the account of the Holder, which is 15% reduced to 5% if the shareholder is owning at least 10% of the outstanding common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 75% of the gain is effectively included in the Holder's taxable income.

Generally, a common share will not constitute taxable Canadian property of a Holder unless he held the common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within 5 years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a common share that constitutes "taxable Canadian property" of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be sued to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A Holder who is a resident of the United States and realized a capital gain on disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the common share when he ceased to be a resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct three quarters of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not do deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

F.  Dividends and Paying Agents

The Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any member. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Company may pay any such dividend wholly or in part by a distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Company or any other corporation or in any one or more such ways as may be authorized by the Company or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled in order to adjust the rights of all parties and may vest any such specific assets in trustees for persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividends, set aside out of the funds properly available for payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Company may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

If several persons are registered as joint holders of any share, any one of them may give an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

No dividend shall bear interest against the Company. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

Notwithstanding anything contained in the Articles of the Company the Directors may from time to time capitalize any undistributed surplus on hand of the Company and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Company as a dividend representing such undistributed surplus on hand or any part thereof.

G.  Statements by Experts

Not applicable.

H.  Documents on Display

Documents are available for inspection Monday through Friday, 9:30 to 4:30 (Pacific Time) at the Offices of the Company's legal counsel, Fraser and Company, Barristers and Solicitors, located at 1200 - 999 West Hastings Street, Vancouver, BC, V6C 2W2, Canada, Telephone (604) 669-5244.

I.  Subsidiary Information

Information regarding the Company's subsidiaries is disclosed in Item 4C and elsewhere in this Annual Report.

ITEM 11  QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART 11

ITEM 13  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15  RESERVED

ITEM 16  RESERVED

PART 111

ITEM 17  SELECTED FINANCIAL STATEMENTS

Management Responsibility for Financial Reporting

The consolidated financial statements are the responsibility of the management of Altek Power Corporation. They have been prepared in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgments where appropriate. When alternative accounting methods exist, management has chosen those it considers most appropriate.

Management is responsible for the reliability and integrity of the financial statements and the notes thereto. In the preparation of these financial statements, estimates are sometimes necessary because a precise determination of value of certain assets and liabilities is dependent on future events. Management believes that such estimates have been based on careful judgments and that these have been properly reflected in the accompanying financial statements.

Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable information.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting, for internal control and for final approval of the consolidated financial statements. The Board of Directors performs this responsibility primarily through its audit committee.

Watson Dauphinee & Masuch, Chartered Accountants, has performed an independent audit of the consolidated financial statements in this report. Their independent professional opinion on the fairness of these consolidated financial statements is included in the Auditors' Report.
"Byron P. Loewen"	"Rod W. Reum"
Byron P. Loewen	Rod W. Reum, B. Comm., CGA
President & Chief Executive Officer	Chief Financial Officer
April 15, 2002	April 15, 2002

Auditors' Report

To the Shareholders of:

Altek Power Corporation

We have audited the Consolidated Balance Sheets of Altek Power Corporation as at December 31, 2001 and 2000 and the Consolidated Statements of Operations and Deficit and Cash Flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Chartered Accountants

Vancouver, B.C.

February 22, 2002 (except as to notes 19(b) and 19(d) which is as of March 26, 2002)

Altek Power Corporation

Consolidated Balance Sheets

As at December 31, 2001 and 2000

	2001	2000
	$	$
Assets
Current
Cash	64,022	48,953
Accounts Receivable	126,250	190,218
Prepaid Expenses	28,113	25,863

	218,385	265,034

Property and Equipment (Note 4)	2,229,240	1,206,519
Project Development Costs (Note 5)	1,051,072	-
Deferred Charges and Other Assets (Note 7)	163,307	217,307

	3,662,004	1,688,860

Liabilities
Current
Accounts Payable and Accrued Liabilities	157,146	206,982
Current Portion of Capital Lease Obligations	25,434	26,762
Promissory Note Payable (Note 10)	300,000	-

	482,580	233,744

Other Accounts Payable (Note 8)	147,778	147,778
Capital Lease Obligations (Note 9)	19,212	36,025
Long-Term Debt (Note 11)	-	1,677,462

	649,570	2,095,009
Commitments (Note 14)
Shareholders' Equity (Deficiency)
Share Capital (Note 13)	14,969,981	10,427,798
Deficit	(11,957,547)	(10,833,947)

	3,662,004	1,688,860
Approved by the Board:
"Byron P. Loewen"
Director
"Gerald B. Caul"
Director

Altek Power Corporation

Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2001 and 2000

	2001	2000
	$	$
Revenues
Sales - Electricity	355,471	754,056

Cost of Sales
Insurance	20,176	14,974
Professional Fees	4,150	20,383
Repairs and Maintenance	68,077	43,742
	92,403	79,099

Gross Margin	263,068	674,957
Prospect Development Costs
Management Fees	353,734	409,626
Office and Telephone	81,882	146,296
Professional Fees	142,412	108,000
Rent and Utilities	53,012	62,781
Travel, Advertising, and Promotion	160,810	169,184
Wages and Employee Benefits	132,289	98,585
	924,139	994,472

General and Administrative Expenses
Administrative Costs	119,244	132,639
Interest and Financing Fees	20,476	-
Maintenance - Office Equipment and Software	47,432	24,260
Shareholder Information Dissemination	50,377	30,358
Stock Exchange and Transfer Agent Fees	28,473	4,763

	266,002	192,020

Loss Before Other Items	927,073	511,535

Other Items
Consulting and Other Income	12,000	138,950
Interest Income	24,617	699
Gain on Settlement of Accounts Payable	-	21,422
Gain on Disposition of Discontinued Operation	-	57,878
Interest Expense - Long Term Debt	(26,638)	(158,015)
Amortization - Capital Assets	(152,506)	(147,979)
Amortization - Deferred Charges	(54,000)	(54,000)
	(196,527)	(141,045)

Net Loss For The Year	1,123,600	652,580

Deficit, Beginning of the Year	10,833,947	10,181,367

Deficit, End of The Year	11,957,547	10,833,947

Loss per Share	$0.03	$0.03

Weighted Average Number of Shares	41,911,296	24,067,989

Altek Power Corporation

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000
	2001	2000
	$	$
Cash Provided From, (Utilized For):

Operating Activities

Net Loss for the Year from Operations	(1,123,600)	(652,580)

Non-Cash Items:
Amortization - Capital Assets	152,506	147,979
Amortization - Deferred Charges	54,000	54,000
Financing Fees	(10,000)	10,000
Management Fees	-	2,655
Gain on Settlement of Accounts Payable	-	(57,878)

	(927,094)	(495,824)

Changes in Non-Cash Working Capital Accounts (Note 17)	11,882	(196,871)

	(915,212)	(692,695)

Financing Activities

Issuance of Shares	2,905,083	740,578
Decrease in Other Accounts Payables	-	(69,129)
Increase (Decrease) in Capital Lease Obligations	(18,141)	81,431
Long-Term Debt, Net Proceeds (Repayment)	(30,362)	260,365
Promissory Note, Net Proceeds (Repayment)	300,000	(200,000)

	3,156,580	813,245

Investing Activities

Purchase of Capital Assets	(1,175,227)	(84,315)
Project Development Costs	(1,051,072)	-

	(2,226,299)	(84,315)

Increase in Cash	15,069	36,235

Cash, Beginning of the Year	48,953	12,718

Cash, End of the Year	64,022	48,953

Altek Power Corporation

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 1 - Basis of Financial Statement Presentation and Nature of Operations

Altek Power Corporation ("the Company") was incorporated on January 27, 1986 under the laws of the Province of British Columbia. The Company, through a subsidiary, owns and operates an electrical generating facility located near Rocky Mountain House in central Alberta, and sells electricity through the Power Pool of Alberta.

On December 21, 2000, shareholders of the Company approved a motion to change the name of the Company from Autumn Industries Inc. to Altek Power Corporation. The name change was approved by the B.C. Registrar of Companies on March 07, 2001.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Altek Independent Power Corp. ("AIPC"), Hotab North America Inc. ("Hotab NA") and a fifty percent interest in the Fort Macleod Joint Venture ("Fort Macleod"). All significant inter-company transactions and balances have been eliminated.

The Company incorporated Hotab NA on April 01, 1998 under the Canada Business Corporation Act, to market and sell "Hotab" products (see Note 16), and AIPC on November 03, 1999 under the laws of the Province of Alberta, to purchase and own electrical power generating facilities. The Company incorporated Altek-Texas Power Inc. on March 28, 2001 under the laws of the province of Alberta, to hold the Fort Macleod interest. These consolidated financial statements include the operating results of these subsidiaries and a fifty percent interest in the Fort Macleod JV using the proportionate consolidation method.

Note 2 - Going Concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern" which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. They do not reflect any adjustments which, would be necessary if the Company was unable to continue as a going concern.

The Company has incurred significant operating losses and negative cash flows from operations during the years 1996 to 2001.

The Company's continuing operations are dependent upon the support of its creditors and shareholders, upon its ability to obtain necessary financing to complete its development projects, and upon future profitable operations.

Note 3 - Significant Accounting Policies

Basis of Consolidation

Business acquisitions are accounted for under the purchase method, and the operating results are included in the consolidated financial statements as of the date of the acquisition of control.

Joint Venture interests are accounted for under the proportionate consolidation method, and the operating results are included in the consolidated financial statements as of the date of the acquisition of the interest.

Altek Power Corporation

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 3 - Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements, in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and that affect disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and Equipment are recorded at cost. Amortization is provided for using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Hardware	-	30% Per Annum Declining Balance Basis
Electrical Generating Facility	-	10% Per Annum Declining Balance Basis
Furniture and Equipment	-	20% Per Annum Declining Balance Basis

Project Development Costs

The Company accumulates costs associated with electric and thermal power project development activities. Recovery of these costs is dependent upon the successful completion of the related projects. Costs associated with successful projects are reclassified as capital assets and amortized over the useful life of the projects. Costs of unsuccessful projects are written off in the year the project is abandoned.

Deferred Charges And Other Assets

Deferred charges are recorded at cost and are amortized using the straight-line method over the expected life of the related debt.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

Revenue Recognition

Revenue on sale of electricity is recognized on a billed monthly basis.

Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. The full exercise of stock options and warrants referred to in Note 13 are anti-dilutive for all years presented and, consequently, loss per share on a fully diluted basis has not been presented.

Stock Based Compensation

The Company from time to time issues share purchase options as described in Note 13. No compensation expense is recognized when share purchase options are granted. Consideration paid on the exercise of share purchase options is credited to share capital.

Reclassification

Certain items in the prior year's financial statements have been reclassified to conform with current year's financial statements presentation. These reclassifications have no effect on Net Loss for the year.

Altek Power Corporation

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 4 - Property and Equipment
	Cost	Accumulated	Net Book Value
		Amortization	2001	2000
	$	$	$	$
Computer Hardware	54,406	20,320	34,086	6,060
Electrical Generating Facility (1)	2,338,275	241,688	2,096,587	1,083,127
Furniture and Equipment	56,821	26,636	30,185	23,516
Office Equipment Under Capital Leases	167,843	99,461	68,382	93,816

	2,617,345	388,105	2,229,240	1,206,519

(1) Electrical generating facility with a cost of $1,013,708 is assets of the Fort Macleod Joint Venture and has not been amortized as the project is still under development.

Note 5 - Project Development Costs

Project Development costs include direct construction, development and overhead costs directly attributable to the following projects:
	Cost	Accumulated	Net Book Value
		Amortization	2001	2000
	$	$	$	$

Fort Macleod Joint Venture (1)	1,051,072	-	1,051,072	-

	1,051,072	-	1,051,072	-

(1) The Company has a fifty percent interest in the Fort Macleod JV.

Note 6 - Joint Venture

The Company's interest in the Fort Macleod JV is summarized as follows:
	2001	2000
	$	$
Balance Sheets

Current Assets	3,486	-
Current Liabilities	(26,300)	-
Property and Equipment	1,013,708	-
Project Development Costs	565,440	-

Investment in the Fort Macleod JV	1,556,334	-

Altek Power Corporation

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 7 - Deferred Charges and Other Assets
	Cost	Accumulated	Net Book Value
		Amortization	2001	2000
	$	$	$	$

Deferred Financing Bonus	270,000	108,000	162,000	216,000
Incorporation Costs	1,307	-	1,307	1,307

	271,307	108,000	163,307	217,307

In connection with the purchase of the electrical generating facility in 1999, the Company was required to create and issue a debenture to the lender plus a one-time financing bonus payment of $270,000, paid in the form of common shares (see note 11).

This financing bonus is being amortized over five years.

Note 8 - Other Accounts Payable

In 1999, the Company recorded liabilities of $147,778 relating to debts potentially assumable by the Company from its former subsidiary, Interior Mill Equipment (1985) Ltd. ("IME"), prior to its bankruptcy. During 2001, the administration of the bankruptcy was completed and the courts have discharged the Trustee.

During 2001, the Trustee made a payment of $12,000 to the Company for the return of funds advanced. The recovery has been charged to income in the current year. No claims were made against the Company in 2001 by IME's creditors.

Note 9 - Capital Lease Obligations

The Company has entered into lease agreements, which have been financed by long-term liabilities. The liabilities recorded under capital lease obligations represent the minimum lease payments payable net of imputed interest.

The future minimum lease payments are as follows:

	2001	2000
	$	$

2001	-	26,762
2002	25,434	25,434
2003	19,094	19,095
2004	8,940	8,940
2005	-	-

	53,468	80,231
Less: amount representing interest	(8,822)	(17,444)

	44,646	62,787
Less: current portion	(25,434)	(26,762)

	19,212	36,025

ALTEK POWER CORPORATION

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 10 - Promissory Note

Pursuant to the terms of the financing agreement date October 19, 2001 the Company received on November 20, 2001 $300,000 (the first advance) from Strategem Capital Corporation ("Strategem"). The financing agreement contemplates an additional $1.2 million to be advanced upon regulatory approval. The initial advance of $300,000 bears interest at twelve percent per annum and is due May 20, 2002. The note is secured by a general security agreement over all assets of the Company's subsidiary AIPC.

As at February 22, 2002, the agreement is under litigation as Strategem has not advanced any additional funds as contemplated in the financing agreement.

Note 11 - Long-Term Debt
2001	2000
$	$

  In 1999, the Company received advances from a company controlled by the directors of the Company and issued a convertible debenture in the principal amount of $1,550,000. The Company paid a financing bonus of $270,000 to the lender in the form of 1,500,000 shares at a deemed share price of $0.18 per share. This financing bonus has been capitalized as a deferred charge (see note 7). Issuance of the convertible debenture and payment of the financing bonus were approved by Regulatory Authorities.

  In 2001 the Company converted $1,647,100 of the debenture into 12,670,000 common shares. This conversion was approved by Regulatory Authorities.

-	1,677,462

-	1,677,462

Note 12 - Financial Instruments

The fair value of the Company's cash, accounts receivable, accounts payable, accrued liabilities and promissory note payable approximates their carrying values due to the relatively short period to maturity of the instruments.

The fair value of the capital lease obligations approximates their carrying value due to the interest rate implicit in the lease approximating interest rates available at this time for similar leases.

Altek Power Corporation

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 13 - Share Capital

Authorized: 100,000,000 common shares without par value

Issued and Outstanding
	Number of Shares	Amount $

Balance, December 31, 1999 Issued During 2000	21,021,348	9,677,220
For cash
Private placements	1,000,000	150,000
Share options exercised	710,790	103,078
Share purchase warrants exercised	3,216,667	487,500
For financing fees	66,667	10,000

Balance, December 31, 2000 Issued during 2001	26,015,472	10,427,798
For cash
Private placements	6,262,500	2,618,000
Share options exercised	193,542	37,083
Share purchase warrants exercised	1,666,667	250,000
For Debenture Conversion	12,670,000	1,647,100
Returned to Treasury	(66,667)	(10,000)

Balance, December 31, 2001	46,741,514	14,969,981

Escrow Shares

The Company has no shares held in escrow.
Share Purchase Options Outstanding	Number of Options	Weighted Average Exercise Price

Balance, December 31, 1999	2,359,400	0.16

Granted	1,627,223	0.13
Exercised	(710,790)	0.15
Cancelled	(1,218,433)	0.16

Balance, December 31, 2000	2,057,400	0.14

Granted (see note 19 a)	7,117,194	0.13
Exercised	(193,542)	0.19
Cancelled	(118,125)	0.13

Balance, December 31, 2001	8,862,927	0.13

Altek Power Corporation

Notes to the Consolidated Financial Statements

December 31, 2001 and 2000

Note 13 - Share Capital (continued)

At December 31, 2001, the Company has the following options outstanding:
	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.10 to 0.20	8,862,927	5.30 years	0.13	8,862,927	0.13

The options outstanding at December 31, 2001 will expire between March 07, 2006 and May 23, 2010.
Share Purchase Warrants Outstanding	Number of Warrants	Purchase Price Per Share

Balance, December 31, 1999	4,090,000	0.15 - 0.15

Issued	1,000,000	0.15
Exercised	(3,216,667)	0.15 - 0.18
Expired	(206,666)	0.18

Balance, December 31, 2000	1,666,667	0.15

Issued	5,321,875	0.13 - 0.90
Exercised	(1,666,667)	0.15

Balance, December 31, 2001	5,321,875	0.13 - 0.90

The warrants outstanding at December 31, 2001 will expire between February 09, 2002 and April 23, 2003.

Note 14 - Commitments

a) The Company has entered into an agreement to lease office premises through to March 2007. Minimum annual lease payments, including a provision for leasehold improvements, for each of the next two years are as follows:

Year	$

2002	47,089
2003	45,465

  As at December 31, 2001, the Company has entered into management services agreements of varying lengths and terms with each of the Chairman, President and Chief Operating Officer, all of whom are Directors, and companies controlled by the directors requiring aggregate payments of $32,284 per month for general management, strategic, administration and supervision services. The agreements expire between January 01, 2004 and April 01, 2004. The Company may terminate the agreements at any time for cause, and, without cause on notices between twenty four and thirty months. The Chairman, President and Chief Operating Officer may terminate the agreement on three months notice.

  Altek Power Corporation

  Notes to the Consolidated Financial Statements

  December 31, 2001 and 2000

  Note 15 - Related Party Transactions

  In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

	2001	2000
	$	$
Interest charged by a company controlled by the directors of the Company for long-term funds loaned to the Company (see Note 11).	26,638	157,302

Interest charged by companies controlled by the directors of the Company for short-term funds loaned to the Company.	-	6,000

Management fees and car allowances charged by three companies controlled by the Chairman, President and COO for management, administration, supervision and product development services pursuant to management agreements (see Note 14(b)).	478,208	475,607

  Note 16 - Agreements

  HOTAB Eldingsteknik AB Products ("HOTAB")

  The Company entered into a Joint Development Agreement ("the Hotab Agreement") dated March 09, 1998 with HOTAB, a company incorporated pursuant to the laws of Sweden. The Hotab Agreement grants to the Company, for a term of forty years, the exclusive right and license to use, market and sell technology, products and trademarks of HOTAB to all countries covered by the North America Free Trade Agreement. Compensation to be paid to HOTAB is based on the percentage of sales made by the Company.

  AEP Gas Power Systems LLC ("AEP")

  The Company through it's subsidiary Altek Power Corporation of Nevada ("Altek Nevada") entered into an agreement with AEP Gas Power Systems, LLC ("AEP") of Columbus, Ohio, which gives Altek Nevada the exclusive right to purchase and sell AEP's 1.2 megawatt Innovator Genset in the provinces of British Columbia, Alberta and Saskatchewan to commercial and industrial customers who have headquarters and operations based therein. The term of the contract is initially for two years and is subject to certain benchmarks for sales during that time. The agreement further provides a mechanism for its renewal after the initial two-year term.

  Note 17 - Changes In Non-Cash Working Capital Accounts
	2001	2000
	$	$

Accounts Receivable	63,968	(108,924)
Prepaid Expenses	(2,250)	5,921
Accounts Payable and Accrued Liabilities	(49,836)	(93,868)

	11,882	(196,871)

  Altek Power Corporation

  Notes to the Consolidated Financial Statements

  December 31, 2001 and 2000

  Note 18 - Income Taxes

  The Company and its subsidiaries have incurred non-capital losses for income tax purposes, which may be carried forward to be applied against future income for tax purposes. These losses expire as follows:

	Altek Power	AIPC	Hotab NA
Year	$	$	$

2002	183,714	-	-
2003	656,164	-	-
2004	1,056,875	-	-
2005	497,529	-	199,460
2006	946,934	-	237,700
2007	637,392	745	-
2008	1,193,201	-	-

	5,171,809	745	437,160

  No future benefit for these losses has been recognized in these financial statements.

  Note 19 - Subsequent Events

    Share Purchase Options Re-priced

    On February 19, 2002, the Company re-priced 5,577,194 share purchase options to directors and officers of the Company from $0.36 to $0.12. The options expire on July 24, 2006. The Company has received regulatory approval on the re-pricing of these options.

    Share Purchase Options Granted

    On March 14, 2002, the Company cancelled 585,000 share purchase options to former officers and employees of the Company and granted share purchase options to officers and consultants of the Company. The options expire March 14, 2007 and have an exercise price of $0.12. The Company has received regulatory approval on the granting of these options.

    Warrants Exercised

    On February 09, 2002, the Company received subscriptions for 1,620,000 shares at $0.13 per share from the exercise of warrants.

    Private Placement

  On March 26, 2002, the Company received subscriptions for 854,000 units at $0.10 per unit through a private placement. Each unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one common share of the Company at $0.13 per share for a period of one year. As at auditors' report date, the Company has not received regulatory approval on the completion of the private placement.

  Altek Power Corporation

  Notes to the Consolidated Financial Statements

  December 31, 2001 and 2000 (Amounts expressed in Canadian dollars)

  Note 20 - Differences between Canadian and United States Generally Accepted Accounting Principles

  The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Cdn GAAP) which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and from practices prescribed by the Securities and Exchange Commission ("SEC"). Material measurement differences to these consolidated financial statements are as follows:

  Applying U.S. GAAP, the consolidated balance sheets would be adjusted as follows:
	December 31, 2001		December 31, 2000
	U.S. GAAP	Cdn GAAP	U.S. GAAP	Cdn GAAP
	$ (Cdn)		$ (Cdn)
Assets
Current assets	218,385	218,385	265,034	265,034
Property and equipment	2,229,240	2,229,240	1,206,519	1,206,519
Project development costs (a)	-	1,051,072	-	-
Deferred charges and other assets	163,307	163,307	217,307	217,307
	2,610,932	3,662,004	1,688,860	1,688,860

Liabilities
Current liabilities	482,580	482,580	233,744	233,744
Other accounts payable	147,778	147,778	147,778	147,778
Capital lease obligations	19,212	19,212	36,025	36,025
Long-term debt	-	-	1,677,462	1,677,462
	649,570	649,570	2,095,009	2,095,009

Shareholders' Equity (Deficiency)
Share capital	14,969,981	14,969,981	10,427,798	10,427,798
Deficit	(13,008,619)	(11,957,547)	(10,833,947)	(10,833,947)
	1,961,362	3,012,434	(406,149)	(406,149)
	2,610,932	3,662,004	1,688,860	1,688,860

  Altek Power Corporation

  Notes to the Consolidated Financial Statements

  December 31, 2001 and 2000 (Amounts expressed in Canadian dollars)

  Note 20 - Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

  The effect of measurement differences between Cdn GAAP and U.S. GAAP on the Company's net loss for the years ended December 31, 2001 and 200 is summarized below:

	Years Ended December 31
	2001	2000
	$ (Cdn)	$ (Cdn)

Net loss in accordance with Cdn GAAP	(1,123,600)	(652,580)
Deduct:
Project development costs (a)	(1,051,072)	-

Net loss for the year under U.S. GAAP	(2,174,672)	(652,580)

Deficit, beginning of year in accordance with U.S. GAAP	(10,833,947)	(10,181,367)

Deficit, end of year in accordance with U.S. GAAP	(13,008,619)	(10,833,947)

Loss per share under U.S. GAAP
Basic	(0.05)	(0.03)

Weighted average number of shares outstanding
Basic	41,911,296	24,067,989

  Basic and diluted weighted average number of shares is same under U.S. GAAP as Cdn GAAP.

  (a) Project Development Costs

  Under Cdn GAAP, the Company capitalized certain costs related to the development of new potential projects. Under U.S. GAAP and practices prescribed by the SEC, project development costs relating to projects for which commercial feasibility has not yet been established are expensed as incurred. As a result, amortization expense under U.S. GAAP is reduced in subsequent periods.

  (b) Income Taxes

  The Company uses the asset and liability method to account for income taxes in accordance with Cdn GAAP. This method is consistent with Statement of Financial Accounting Standards No. 109 ("SFAS 109") "Accounting for Income Taxes" required under U.S. GAAP.

  Altek Power Corporation

  Notes to the Consolidated Financial Statements

  December 31, 2001 and 2000 (Amounts expressed in Canadian dollars)

  Note 20 - Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

  (c) Stock Compensation Expense

  For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for stock-based compensation", to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 "Accounting for stock issued to employees". Under the intrinsic value based method, stock option compensation is the excess, if any, of the quoted market value of the stock at the measurement date of the grant over the amount an optionee must pay to acquire the stock. No compensation expense was required to be recognized in the fiscal years ended December 31, 2001 and 2000.

  Subsequent to year end 2001, on February 19, 2002, 5,577,194 employee options with exercise price of $0.36 per share were re-priced to $0.12 per share. For accounting purposes, all resulting repriced options were considered to be variable plan options requiring variable accounting from the date of modification to the date the awards are exercised, forfeited or expired to the extent that the market price at the reporting date exceeds the new exercise price. As the market price of the Company's common shares at February 19, 2002 was less than the revised exercise price, no incremental compensation expense will be recognized for these variable options in fiscal year 2002.

  (d) Investment in Joint Venture

  Under U.S. GAAP, the investment in joint venture would be accounted for under the equity method, whereas Cdn GAAP requires that joint ventures be proportionately consolidated. This difference would have no impact on the reported net earnings of the Company for the years presented. The investment in joint ventures has been included in current assets, current liabilities, property and equipment and project development costs as described in note 6.

ALTEK POWER CORPORATION

Consolidated Balance Sheets

As at September 30, 2002 and December 31, 2001

(unaudited)

	September 30 2002 $	December 31 2001 $
ASSETS		
CURRENT		
Cash	68,278	64,022
Accounts Receivable	20,478	126,250
Prepaid Expenses	50,882	28,113
	139,638	218,385
Capital Assets (Note 2)	3,653,963	2,229,240
Project Development Costs (Note 2)	61,287	1,051,072
Deferred Charges & Other Assets	122,807	163,307
	3,977,695	***3,662,004***
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	136,640	157,146
Current Portion of Capital Lease Obligations	25,434	25,434
Note Payable, current portion	-	300,000
Unearned Revenue	315,400	-
	477,474	482,580
Capital Lease Obligations	4,505	19,212
Notes Payable	453,072	-
Other Accounts Payable	147,778	147,778
	1,082,829	649,570
SHAREHOLDERS' EQUITY (DEFICIENCY)		
Share Capital (Note 3)	15,631,481	14,969,981
Deficit	(12,736,615)	(11,957,547)
	3,977,695	***3,662,004***

ALTEK POWER CORPORATION

Consolidated Statements of Operations

For the periods ended September 30, 2002 and 2001

(unaudited)

	Three Months Ended		Nine Months Ended	
	2002	2001	2002	2001
	$	$	$	$
Revenues				
Sales - Electricity	33,676	44,728	122,514	334,203
Cost of Sales				
Insurance	5,010	1,021	18,572	6,614
Professional Fees	-	1,403	1,310	4,000
Repairs and Maintenance	10,370	6,897	57,568	13,104
	15,380	9,321	77,450	23,718
Gross Margin	***18,296***	***35,407***	***45,064***	***310,485***
Project Development Costs				
Management Services	52,538	123,031	172,165	331,706
Office and Telephone	20,118	21,851	51,247	62,169
Professional Fees	35,997	78,195	87,499	172,327
Rent and Utilities	31,888	20,284	57,227	52,608
Travel	34,597	54,928	86,203	164,045
Wages and Employee Benefits	40,739	49,717	101,936	112,989
	215,877	348,006	556,277	895,844
General and Administrative Expenses				
Administrative	29,724	42,051	80,325	123,244
Interest & Financing Fees	2,016	-	7,686	25,941
Maintenance - Office Equipment & Software	9,603	18,805	21,037	41,168
Shareholder Information Dissemination	3,503	12,536	24,428	41,358
Stock Exchange & Transfer Agent Fees	1,952	4,791	13,181	24,022
	46,798	78,183	146,657	255,733
Loss Before Other Items	**244,380**	**390,782**	**657,870**	**841,092**
Other Items				
Interest Income	59,166	20,824	73,079	24,605
Gain on Disposition of Discontinued Operation	-	-	-	12,000
Interest – Long Term Debt & Notes Payable	(13,285)	-	(45,241)	-
Amortization – Capital Assets	(36,215)	(39,246)	(108,537)	(112,550)
Amortization – Deferred Charges	(13,500)	(13,500)	(40,500)	(40,500)
	(3,834)	(31,922)	(121,199)	(116,445)
Net Loss For The Period	**248,214**	**422,704**	**779,069**	**957,537**
Deficit, Beginning of the Period	12,488,402	11,368,779	11,957,547	10,833,946
Deficit, End of Period	***12,736,616***	***11,791,483***	***12,736,616***	***11,791,483***

Consolidated Statements of Cash Flows

For the Periods Ended September 30, 2002 and 2001

(unaudited)

	Three Months Ended		Nine Months Ended	
	2002	2001	2002	2001
Cash Provided By, (Utilized For):	$	$	$	$
Continuing Operating Activities				
Net Loss for the Period from Continuing Operations	(248,214)	(422,704)	(779,069)	(957,537)
Non-Cash Items:				
Amortization – Capital Assets	36,215	39,246	108,537	112,550
Amortization – Deferred Charges	13,500	13,500	40,500	40,500
	(198,499)	(369,958)	(630,032)	(804,487)
Changes in Non-Cash Working Capital Accounts	(136,740)	291,551	77,898	(22,901)
	(335,239)	(78,407)	(552,134)	(827,388)
Financing Activities				
Issuance of Shares	29,400	258,333	661,500	4,582,183
Other Payables - Increase (Decrease)	-	(10,999)	-	25,000
Capital Lease Obligations - Increase (Decrease)	(4,492)	(4,550)	(14,707)	(13,494)
Notes Payable	453,072	-	453,072	-
Long-Term Debt	-	-	-	(1,677,462)
	477,980	242,784	1,099,865	2,916,227
Investing Activities				
Purchase of Capital Assets	(1,521,268)	(20,156)	(1,533,260)	(158,199)
Project Development Costs	1,150,177	(157,863)	989,785	(1,756,301)
	(371,091)	(178,019)	(543,475)	(1,914,500)
Increase (Decrease) in Cash	***(228,350)***	***(13,642)***	***4,256***	***174,339***
Cash, Beginning of the Period	296,628	236,934	64,022	48,953
Cash, End of the Period	***68,278***	***223,292***	***68,278***	***223,292***

  Altek Power Corporation

  Selected Notes to the Consolidated Financial Statements (Unaudited)
  Nine Months Ended September 30, 2002

  Note 1 - Basis of Financial Statement Presentation and Nature of Operations

  The accompanying interim consolidated financial statements of Altek Power Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles. The accounting principles and practices used in the preparation of these consolidated financial statements are consistent with those used in the annual consolidated financial statements for the fiscal year ended December 31, 2001. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements.

  Altek Power Corporation ("the Company") was incorporated on January 27, 1986 under the laws of the Province of British Columbia. The Company, through a subsidiary, owns and operates an electrical generating facility located near Rocky Mountain House in central Alberta, and sells electricity through the Power Pool of Alberta.

  The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Altek Independent Power Corp. ("AIPC"), Hotab North America Inc. ("Hotab NA") and Altek Texas Power Inc.. All significant inter-company transactions and balances have been eliminated.

  The Company incorporated Hotab NA on April 01, 1998 under the Canada Business Corporation Act, to market and sell "Hotab" products, and AIPC on November 03, 1999 under the laws of the Province of Alberta, to purchase and own electrical power generating facilities. The Company incorporated Altek-Texas Power Inc. on March 28, 2001 under the laws of the province of Alberta, to hold the Fort Macleod interest. On August 14, 2002 the Company dissolved the Fort Macleod Joint Venture and acquired the full interests in the assets. These consolidated financial statements include the operating results of these subsidiaries and one hundred percent interest in the Fort Macleod project, using the proportionate consolidation method.

  Note 2 - Acquisition of Subsidiary

  During the period the Company purchased the outstanding 50% interest in Altek Texas Power Inc. (ATPI) from Texas Australia Power Inc. effective August 12, 2002. ATPI is now a wholly owned subsidiary of the Company. This acquisition by Altek nullifies the joint venture agreement, and transfers all of the outstanding shares of ATPI to Altek. The equipment is situated in Fort Macleod, Alberta; Rapid City, Manitoba; Brisbane, Australia; and Aberdeen, Scotland.

  The Company has used the Purchase Method to account for the acquisition. Net assets acquired include a 50% interest in Property, Plant & Equipment of $2,875,680, Project Development Costs of 1,859,190, Cash of $2,548 and Liabilities of $54,874. Consideration paid for this acquisition includes a cash payment in the amount of $110,000 and forgiveness of debts and/or obligations resulting from the joint venture agreement in the amount of $55,872 payable to Altek Power Corporation. The fair values of the assets acquired and the liabilities assumed exceed the cost of the purchase in the amount of $2,175,400. Upon consolidation this excess has been allocated to the net identifiable assets on the following basis: Project Development Costs accumulated up to August 12, 2002 have been reduced by $1,817,853 and the balance of $357,547 has been assigned to Property, Plant & Equipment.

  Altek Power Corporation

  Selected Notes to the Consolidated Financial Statements (Unaudited)
  Nine Months Ended September 30, 2002

  Note 3 - Share Capital

  Authorized: 100,000,000 common shares without par value

  Issued and Outstanding
	Number of Shares	Amount $

Balance, December 31, 2000 Issued During 2001	26,015,472	10,427,798
For cash
Private placements	6,262,500	2,618,000
Share options exercised	193,542	37,083
Share purchase warrants exercised	1,666,667	250,000
For Debenture Conversion	12,670,000	1,647,100
Returned to Treasury	(66,667)	(10,000)

Balance, December 31, 2001 Issued during 2002	46,741,514	14,969,981
For cash
Private placements	2,534,000	421,400
Share purchase warrants exercised	1,620,000	210,600
Share options exercised	245,000	29,400

Balance, September 30, 2002	51,140,514	15,631,481

  Escrow Shares

  The Company has no shares held in escrow.
Share Purchase Options Outstanding	Number of Options	Weighted Average Exercise Price

Balance, December 31, 2000	2,057,400	0.14
Granted	7,117,194	0.13
Exercised	(193,542)	0.19
Cancelled	(118,125)	0.13

Balance, December 31, 2001	8,862,927	0.13
Granted	643,125	0.12
Exercised	(245,000)	0.12
Cancelled	(800,000)	0.36
Balance, September 30, 2002	8,461,052	0.13

  Altek Power Corporation

  Selected Notes to the Consolidated Financial Statements (Unaudited)
  Nine Months Ended September 30, 2002

  Note 3 - Share Capital (continued)
Share Purchase Warrants Outstanding	Number of Warrants	Purchase Price Per Share

Balance, December 31, 2000	1,666,667	0.15

Issued	5,321,875	0.13 - 0.90
Exercised	(1,666,667)	0.15

Balance, December 31, 2001	5,321,875	0.13 - 0.90

Issued	1,694,000	0.13
Exercised	(1,620,000)	0.13
Expired	(880,000)	0.13

Balance, September 30, 2002	4,515,875	0.13 - 0.90

  The warrants outstanding at September 30, 2002 will expire between March 26, 2003 and April 23, 2003.

  Note 4 - Share Purchase Options Re-priced

  On February 19, 2002, the Company re-priced 5,577,194 share purchase options to directors and officers of the Company from $0.36 to $0.12. The options expire on July 24, 2006. The Company has received regulatory approval on the re-pricing of these options.

  Note 5 - Subsequent Events

  The company has made an application to amend the exercise price of 310,406 Share Purchase Warrants from $0.90 to $0.15 and an Agents' Option to purchase 376,250 units from $0.64 to $0.15 and 282,188 Agents' Unit Warrants from $0.90 to $0.15 per share. The warrants and the Agents' option will expire on May 3, 2003. Each Share Purchase Warrant entitles the holder to purchase 3/4 of one common share of the Company. Each Agents' Option entitles the holder to purchase one unit (the "Agents' Unit"). Each Agents' Unit consists of one common share of the Company and 3/4 of one share purchase warrant (the "Agents' Unit Warrant"). A whole Agents' Unit Warrant will entitle the holder to purchase one additional common share of the Company.

  Note 6 - Reclassification

  Certain items in the prior year's financial statements have been reclassified to conform to the current year's financial statements presentation. These reclassifications have no effect on Net Loss for the period.

ALTEK POWER CORPORATION

Part I "Schedule B"

As at September 30, 2002

I. Cost Analysis of Major Categories

Cost of Sales	
Insurance	18,572
Professional Fees	1,310
Repairs and Maintenance	57,568
	77,450
Project Development Costs	
Management Services	172,165
Office and Telephone	51,247
Professional Fees	87,499
Rent and Utilities	57,227
Travel	86,203
Wages and Employee Benefits	101,936
	556,277
General and Administrative Expenses	
Administrative	88,009
Interest & Financing Fees	7,686
Maintenance - Office Equipment & Software	21,037
Shareholder Information Dissemination	24,428
Stock Exchange & Transfer Agent Fees	13,181
	154,341
Other Items	
Interest - Long Term Debt	37,556
Amortization – Capital Assets	108,537
Amortization – Deferred Charges	40,500
	186,593
Total Costs	**974,661**

Aggregate Amounts paid to Related Parties: $297,556

  "Schedule C" Management Discussion & Analysis

  As at September 30, 2002

  The following Management Discussion & Analysis should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2002 and the audited consolidated financial statements for the fiscal year ended December 31, 2001.

  Results of Operations

  Lower average power prices have continued throughout the third quarter with year to date averages of $38 compared to an average in excess of $83 for the same period last year.

  Gross Revenue

  Gross revenues decreased in the quarter by 69.324.7% to $88,83833,676 compared to $$289,47544,728 in the corresponding quarter in 2001. The decrease in revenue was primarily due to lower average Power Pool of Alberta prices for electricity and shutdown of the plant for maintenance.

  Cost of Sales

  Cost of sales increased to $54,08215,380 compared to $7,0179,321 in 2001. The increase was due primarily to repairs associated with the Willesden Green project and an increase in insurance premiums for expanded coverage of the Willesden Green equipment.

  Project Development Costs and Capital Expenditures

  As the Company continues to develop, the majority of its efforts are involved in the investigation of new projects and opportunities for the company and extensive "due diligence" for those opportunities that are deemed to have merit. Costs that are incurred for projects where the future economic benefit is uncertain are expensed in the year. For those projects that the Company intends to advance, the project development costs are capitalized to those projects and amortized over the future expected economic benefits of the projects.

  During the period the Company incurred capital expenditures on Property and Equipment of $1,521,268 and on consolidation eliminated Project Development Costs by $1,150,077 due to the purchase of the outstanding 50% interest in Altek Texas Power Inc. (ATPI) from Texas Australia Power Inc. and the dissolution of the Fort Macleod Joint Venture. This acquisition by Altek nullifies the joint venture agreement, and transfers all of the outstanding shares of ATPI to Altek. The equipment is situated in Fort Macleod, Alberta; Rapid City, Manitoba; Brisbane, Australia; and Aberdeen, Scotland. Consideration paid for this acquisition includes a cash payment in the amount of $110,000 and forgiveness of debts and/or obligations resulting from the joint venture agreement in the amount of $55,872 The Company has used the Purchase Method to account for the acquisition. The Company is currently exploring the use of new fuel-efficient equipment as opposed to the used equipment that was originally planned for the project.

  In August 2002 the Company announced it has entered into a letter of intent to purchase 100% of all outstanding shares of AEP Gas Power Systems, LLC of Columbus, Ohio. In acquiring AEP Gas Power Systems, LLC, Altek will purchase the patents (pending) and all intellectual property, inventory of turbine engines and other stocked parts, assembled generator sets, fixtures and tools used to assemble the product at the Idaho assembly facility, all existing agreements and other contracts and a worldwide network of industry contacts. The Innovator is known throughout the world as a gas turbine generator suited for use in co-generation, remote site generation, supplemental generation and back-up generation. The Innovator is capable of being operated on either gaseous or liquid fuels and can be used to generate power using natural gas currently being flared into the atmosphere. The Canadian initiative to reduce flaring in the gas and oil sector provides an excellent opportunity for Altek.

  The acquisition cost is USD $1,750,000 of which USD $1,375,000 is payable at closing while the remainder will be payable in equal amounts upon placement of the 2nd through 16th Innovators. No finders fees are payable with this transaction.

  General and Administrative Expenses

  General and Administrative Expenses decreased by 40.1% to $46,798 from $78,138 in 2001. The decrease is primarily due to lower management and administration costs associated with the resignation of a senior vice president early in the first quarter of 2002.

  Interest Expense and Long Term Debt

  Interest expense in the third quarter increased to $13,285 compared to nil in 2001. The increase was due to the company receiving proceeds from various notes payable during the quarter.

  Capital Resources and Liquidity

  For the period ended September 30, 2002 shareholders exercised 245,000 options at $0.12 per unit for gross proceeds of $29,400. The funds will be used for the Fort Macleod Project and general operating expenses.

  Risks and Uncertainties

  The Company's risk factors associated with the development of power generation projects include:

      The projects currently under development are expected to be completed on a merchant plant basis exposing the company to the spot rate for power prices. Due to current economic conditions the Company is seeking long term power contracts to increase the likelihood of debt financing.

      The current low power prices in Alberta have only delayed the Fort Macleod project. These low prices have also caused the cancellation of many projects and as a result new equipment is more readily available. The long term needs of Alberta still require significant additional power generation.

      There can be no assurance that financing will be available on reasonable terms for the new projects being considered. Should the Company finance the new projects with common shares issued from treasury the current shareholders may suffer dilution to their interests in the Company.

      The electrical sector is subject to extensive regulation by government and its various agencies at all levels. There is always the risk of changing laws or policies and or the interference in the market by government, which may create an uncompetitive market. To this end the Company is in active communication with all levels of government and the various agencies charged with governing power projects. The Company also maintains memberships in various associations such as the Independent Power Producers Association of Alberta, which lobby for competitive markets.

  Future Prospects

  The Company is currently seeking long-term power purchase contracts for its projects in Alberta and other jurisdictions in North America. The Company is also actively investigating several cogeneration projects in Europe in conjunction with its strategic alliance partner Hotab Eldningsteknik AB of Sweden. The Company is focusing on obtaining long-term power purchase and fuel purchase contracts for the European projects.

  Altek has, through its wholly owned subsidiary, Altek Power Corporation of the USA, represented the Innovator for British Columbia, Alberta, and Saskatchewan as an exclusive distributor since March 23, 2001. The acquisition of AEP Gas Power Systems, LLC is in keeping with the business plan and mission statement of Altek and will provide the Company with the opportunity to achieve a more competitive position in the electrical generation sector.

  ITEM 18  FINANCIAL STATEMENTS

  Not required.

  ITEM 19  EXHIBITS

EXHIBIT LISTING

Exhibit	Description

1.1	Articles of Incorporation Altek Power Corporation

1.2	Certificate of Change of Name of Altek Power Corporation dated March 7, 2001
1.3	Certificate of Change of Name Autumn Industries Inc. dated September 16, 1994
1.4	Certificate of Change of Name Vortex Energy Systems Inc. dated October 3, 1990
1.5	Certificate of Change of Name Consolidated Suntec Ventures dated May 19, 1987
1.6	Certificate of Amalgamation of Suntec Ventures Limited dated January 27, 1986
2.1	Form of stock certificate for the Common Shares of Altek Power Corporation
4	Material Contracts
4.1	Management Services Agreement ("MSA") Between the Company, Mission Consulting Services Ltd. and Byron P. Loewen dated June 28th, 1996
4.2	Amendment to Agreement January 1, 1999
4.3	Management Services Agreement ("MSA") Between the Company, GBC Systems Corp. and Gerald B. Caul dated May 1, 1999
4.4	Amendment to Agreement dated September 1, 2000
4.5	Management Services Agreement ("MSA") Between the Company, Cornerstone Training Stables Inc. and W. Gerald Mazzei dated January 1, 1999
4.6	Amendment to the Agreement dated April 1, 1999 to reflect change of company name to Pace Management Inc.
4.7	Management Services Agreement ("MSA") Between the Company, 577990 A.B. Ltd. and Rod Reum dated December 1, 2000
4.8	Incentive Stock Option Plan Dated for reference May 16, 2001
4.9	Strategic Alliance Agreement between the Company and Focus Industrial Contractors Inc. dated April 26, 1999
4.10	Independent Power Producers Society of Alberta ("IPPSA") member since January 2000 Aquila Networks Canada Interconnection Agreement dated October 1, 2000
4.11	Power Pool of Alberta Participant Agreement dated January 18, 2000
4.12	ESBI Alberta Ltd. Electrical Transmission License dated January 14, 2000
4.13	The Alberta Energy and Utilities Board ("AEUB") granted approval No. U2000-004 as of January 24, 2000
8.1	Altek Independent Power Corp.

  SIGNATURES

  The Registrant, Altek Power Corporation, hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

  ALTEK POWER CORPORATION
  (Registrant)

  "Byron P. Loewen"
  (Signature)

  Byron P. Loewen, President
  (Name and Title of Signing Officer)

  Date: _________________________